UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

Table of Contents
Company Data
Capital Composition	2
Individual interim financial statements
Statement of Financial Position - Assets	3
Statement of Financial Position - Liabilities and Equity	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows – Indirect Method	7
Statement of Changes in Equity
01/01/2020 to 03/30/2020	8
01/01/2019 to 03/30/2019	9
Statements of Value Added	10
Consolidated Interim Financial Statements
Statement of Financial Position - Assets	11
Statement of Financial Position - Liabilities and Equity	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows - Indirect Method	15
Statement of Changes in Equity
01/01/2020 to 03/30/2020	16
01/01/2019 to 03/30/2019	17
Statements of Value Added	18
Comments on Performance	19
Notes to Interim financial statements	35
Other relevant information	81
Reports
Independent Auditor’s Report - Unqualified	83
Management declaration on financial statements	85
Management declaration on independent auditor’s report	86

Company Data

Capital Composition

Number of Shares	Closing Date
(In units)	03/31/2020
Paid-in capital
Common	1,152,254,440
Preferred	0
Total	1,152,254,440
Treasury Stock	0
Common	0
Preferred	0
Total	0

Individual Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 03/31/2020	Previous Year 12/31/2019
1	Total assets	14,929,387	13,753,291
1.01	Current assets	800,355	909,539
1.01.01	Cash and cash equivalents	86,248	33,909
1.01.06	Taxes recoverable	28,810	59,025
1.01.06.01	Current taxes recoverable	28,810	59,025
1.01.06.01.01	Income tax and social contribution recoverable	78	78
1.01.06.01.02	Other taxes recoverable	28,732	58,947
1.01.08	Other current assets	685,297	816,605
1.01.08.03	Other	685,297	816,605
1.01.08.03.01	Other receivables	634	400
1.01.08.03.04	Dividends and interest on capital	684,663	816,205
1.02	Noncurrent assets	14,129,032	12,843,752
1.02.01	Long-term assets	512,983	514,274
1.02.01.07	Deferred taxes	86,394	85,474
1.02.01.07.02	Deferred tax assets	86,394	85,474
1.02.01.09	Receivables from related parties	422,392	424,387
1.02.01.09.02	Receivables from subsidiaries	422,392	424,387
1.02.01.10	Other noncurrent assets	4,197	4,413
1.02.01.10.04	Escrow Deposits	462	453
1.02.01.10.10	Other receivables	3,735	3,960
1.02.02	Investments	13,613,552	12,327,132
1.02.02.01	Equity interests	13,613,552	12,327,132
1.02.02.01.02	Equity interests in subsidiaries	13,613,552	12,327,132
1.02.03	Property, plant and equipment	2,378	2,226
1.02.03.01	Property, plant and equipment - in service	2,378	2,226
1.02.04	Intangible assets	119	120
1.02.04.01	Intangible assets	119	120

Individual Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 03/31/2020	Previous Year 12/31/2019
2	Total liabilities	14,929,387	13,753,291
2.01	Current liabilities	669,830	738,697
2.01.02	Trade payables	1,508	4,698
2.01.02.01	Domestic suppliers	1,508	4,698
2.01.03	Taxes payable	2,126	65,944
2.01.03.01	Federal taxes	2,070	65,894
2.01.03.01.01	Income tax and social contribution payable	-	40,629
2.01.03.01.02	Other taxes	2,070	25,265
2.01.03.03	Municipal taxes	56	50
2.01.03.03.01	Other municipal taxes	56	50
2.01.05	Other liabilities	666,196	668,055
2.01.05.02	Others	666,196	668,055
2.01.05.02.01	Dividends and interest on capital payable	644,786	645,737
2.01.05.02.07	Other payables	21,410	22,318
2.02	Noncurrent liabilities	17,295	20,213
2.02.02	Other liabilities	17,195	20,090
2.02.02.02	Others	17,195	20,090
2.02.02.02.04	Other payables	17,195	20,090
2.02.04	Provisions	100	123
2.02.04.01	Tax, social security, labor and civil provisions	100	123
2.02.04.01.02	Social security and labor provisions	-	20
2.02.04.01.04	Civil provisions	100	103
2.03	Equity	14,242,262	12,994,381
2.03.01	Issued capital	9,388,080	9,388,081
2.03.02	Capital reserves	(1,640,962)	(1,640,962)
2.03.04	Earnings reserves	6,515,725	6,515,725
2.03.04.01	Legal reserve	1,036,125	1,036,125
2.03.04.02	Statutory reserve	4,046,305	4,046,305
2.03.04.08	Additional proposed dividend	1,433,295	1,433,295
2.03.05	Retained earnings	897,294	-
2.03.08	Other comprehensive income	(917,875)	(1,268,463)
2.03.08.01	Accumulated comprehensive income	(917,875)	(1,268,463)

Individual Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2020 to 03/31/2020	01/01/2019 to 03/31/2019
3.01	Net operating revenue	(3,983)	-
3.03	Gross profit	(3,983)	-
3.04	Operating income (expenses)	888,157	600,932
3.04.02	General and administrative expenses	(11,258)	(10,845)
3.04.02.01	Depreciation and amortization	(96)	(54)
3.04.02.02	Other general and administrative expenses	(11,162)	(10,791)
3.04.06	Share of profit (loss) of investees	899,415	611,777
3.05	Profit before finance income (costs) and taxes	884,174	600,932
3.06	Finance income (costs)	5,047	2,462
3.06.01	Finance income	5,063	2,470
3.06.02	Financial expenses	(16)	(8)
3.07	Profit (loss) before taxes on income	889,221	603,394
3.08	Income tax and social contribution	820	56
3.08.01	Current	(100)	(421)
3.08.02	Deferred	920	477
3.09	Profit (loss) from continuing operations	890,041	603,450
3.11	Profit (loss) for the period	890,041	603,450

Individual Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2020 to 03/31/2020	01/01/2019 to 03/31/2019
4.01	Profit for the period	890,041	603,450
4.02	Other comprehensive income	357,004	1,927
4.02.01	Comprehensive income for the period of subsidiaries	357,004	1,927
4.03	Total comprehensive income for the period	1,247,045	605,377

Individual Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2020 to 03/31/2020	01/01/2019 to 03/31/2019
6.01	Net cash from operating activities	76,903	12,044
6.01.01	Cash generated from operations	(14,710)	(8,309)
6.01.01.01	Profit before taxes	889,221	603,394
6.01.01.02	Depreciation and amortization	96	54
6.01.01.03	Provision for tax, civil and labor risks	(6)	52
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	(4,606)	(32)
6.01.01.06	Equity interests in subsidiaries, associates and joint ventures	(899,415)	(611,777)
6.01.02	Changes in assets and liabilities	133,931	28,616
6.01.02.01	Dividend and interest on capital received	131,542	26,795
6.01.02.02	Taxes recoverable	32,605	12,816
6.01.02.03	Escrow deposits	(7)	(33)
6.01.02.04	Other operating assets	(8)	(3,635)
6.01.02.05	Trade payables	(3,190)	(1,068)
6.01.02.06	Other taxes and social contributions	(23,189)	(2,094)
6.01.02.09	Tax, civil and labor risks paid	(18)	(11)
6.01.02.10	Other operating liabilities	(3,804)	(4,154)
6.01.03	Others	(42,318)	(8,263)
6.01.03.02	Income tax and social contribution paid	(42,318)	(8,263)
6.02	Net cash from investing activities	(24,448)	72,022
6.02.01	Acquisition of interest with no change in control	(247)	-
6.02.08	Advances for future capital increases	(30,000)	-
6.02.09	Intragroup loans to subsidiaries	(1,445)	(310)
6.02.10	Receiving of intragroup loans from subsidiaries	7,244	72,332
6.03	Net cash from financing activities	(116)	(22)
6.03.02	Dividend and interest on capital paid	(114)	(22)
6.03.05	Public offering costs	(2)	-
6.05	Net increase (decrease) in cash and cash equivalents	52,339	84,044
6.05.01	Cash and cash equivalents at the beginning of the period	33,909	79,364
6.05.02	Cash and cash equivalents at the end of the period	86,248	163,408

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2020 to March 31, 2020

(In thousands of Brazilian reais - R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity
5.01	Opening balances	9,388,081	(1,640,962)	6,515,727	-	(1,268,465)	12,994,381
5.03	Adjusted opening balances	9,388,081	(1,640,962)	6,515,727	-	(1,268,465)	12,994,381
5.04	Capital transactions with shareholders	(1)	-	-	837	-	836
5.04.02	Public offering costs	(1)	-	-	-	-	(1)
5.04.09	Dividend approved	-	-	-	837	-	837
5.05	Total comprehensive income	-	-	-	890,041	357,004	1,247,045
5.05.01	Profit for the period	-	-	-	890,041	-	890,041
5.05.02	Other comprehensive income	-	-	-	-	357,004	357,004
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	-	357,004	357,004
5.06	Internal changes in equity	-	-	-	6,416	(6,416)	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	6,416	(6,416)	-
5.07	Closing balances	9,388,080	(1,640,962)	6,515,727	897,294	(917,877)	14,242,262

Individual Financial Statements

Statement of Changes in Equity – from January 1, 2019 to March 31, 2019

(In thousands of Brazilian reais - R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/ accumulated losses	Other comprehensive income	Equity
5.03	Adjusted opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749
5.05	Total comprehensive income	-	-	-	603,451	1,926	605,377
5.05.01	Profit for the period	-	-	-	603,451	-	603,451
5.05.02	Other comprehensive income	-	-	-	-	1,926	1,926
5.05.02.03	Equity on comprehensive income of subsidiaries	-	-	-	-	1,926	1,926
5.06	Internal changes in equity	-	-	-	6,422	(6,422)	-
5.06.06	Equity on comprehensive income of subsidiaries	-	-	-	6,422	(6,422)	-
5.07	Closing balances	5,741,284	469,257	4,428,502	609,873	(380,790)	10,868,126

Individual Financial Statements

Statement of Value Added

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2020 to 03/31/2020	01/01/2019 to 03/31/2019
7.01	Revenues	(3,736)	-
7.01.01	Sales of goods and services	(3,983)	-
7.01.03	Revenues related to construction of own assets	247	-
7.02	Inputs purchased from third parties	(3,408)	(3,325)
7.02.02	Materials, energy, third-party services and others	(3,408)	(3,325)
7.03	Gross value added	(7,144)	(3,325)
7.04	Retentions	(96)	(54)
7.04.01	Depreciation, amortization and depletion	(96)	(54)
7.05	Net added value generated	(7,240)	(3,379)
7.06	Added value received in transfer	904,725	614,368
7.06.01	Share of profit (loss) of investees	899,415	611,777
7.06.02	Finance income	5,310	2,591
7.07	Added value to be distributed	897,485	610,989
7.08	Distribution of added value	897,485	610,989
7.08.01	Personnel and charges	6,737	6,336
7.08.01.01	Salaries and wages	3,395	2,267
7.08.01.02	Benefits	2,748	3,605
7.08.01.03	FGTS (Severance Pay Fund)	594	464
7.08.02	Taxes, fees and contributions	650	1,168
7.08.02.01	Federal	629	1,160
7.08.02.02	State	21	8
7.08.03	Interest and Rentals	57	35
7.08.03.01	Interest	2	6
7.08.03.02	Rentals	55	29
7.08.04	Interest on capital	890,041	603,450
7.08.04.03	Retained earnings / Loss for the period	890,041	603,450

Consolidated Financial Statements

Statement of Financial Position – Assets

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 03/31/2020	Current Year 03/31/2019
1	Total assets	48,182,161	44,078,293
1.01	Current assets	13,272,848	10,340,630
1.01.01	Cash and cash equivalents	5,569,505	1,937,163
1.01.02	Short-term financial investments	946	851,004
1.01.02.01	Financial Investments Measured at Fair Value Through Profit or Loss	946	851,004
1.01.02.01.02	Securities Designated at Fair Value	946	851,004
1.01.03	Trade receivables	4,805,590	4,985,578
1.01.03.01	Consumers	4,805,590	4,985,578
1.01.06	Taxes recoverable	463,614	419,126
1.01.06.01	Current taxes recoverable	463,614	419,126
1.01.06.01.01	Income tax and social contribution recoverable	161,115	87,698
1.01.06.01.02	Other taxes recoverable	302,499	331,428
1.01.07	Prepaid expenses	84,257	76,756
1.01.08	Other current assets	2,348,936	2,071,003
1.01.08.03	Others	2,348,936	2,071,003
1.01.08.03.01	Other receivables	605,240	571,405
1.01.08.03.02	Derivatives	696,721	281,326
1.01.08.03.04	Dividends and interest on capital	122,552	100,297
1.01.08.03.06	Sector financial asset	899,766	1,093,588
1.01.08.03.07	Contract asset	24,657	24,387
1.02	Noncurrent assets	34,909,313	33,737,663
1.02.01	Long-term assets	15,650,876	14,335,003
1.02.01.04	Trade receivables	756,717	713,068
1.02.01.04.01	Consumers	756,717	713,068
1.02.01.07	Deferred taxes	562,406	1,064,716
1.02.01.07.02	Deferred tax assets	562,406	1,064,716
1.02.01.08	Prepaid expenses	4,054	4,608
1.02.01.10	Other noncurrent assets	14,327,699	12,552,611
1.02.01.10.03	Derivatives	1,748,408	369,767
1.02.01.10.04	Escrow deposits	769,694	757,370
1.02.01.10.05	Income tax and social contribution recoverable	36,644	101,528
1.02.01.10.06	Other taxes recoverable	373,086	370,595
1.02.01.10.08	Concession financial asset	9,162,557	8,779,717
1.02.01.10.09	Investments at cost	116,654	116,654
1.02.01.10.10	Others receivables	757,774	731,410
1.02.01.10.11	Sector financial asset	5,441	2,748
1.02.01.10.12	Contract asset	1,357,441	1,322,822
1.02.02	Investments	1,060,902	997,997
1.02.02.01	Equity interests	1,060,902	997,997
1.02.02.01.04	Equity interests in joint ventures	1,060,902	997,997
1.02.03	Property, plant and equipment	8,975,244	9,083,710
1.02.03.01	Property, plant and equipment - in service	8,696,226	8,757,085
1.02.03.03	Property, plant and equipment - in progress	279,018	326,625
1.02.04	Intangible assets	9,222,291	9,320,953
1.02.04.01	Intangible assets	9,222,291	9,320,953
1.02.04.01.01	Concession contract	9,139,175	9,234,857
1.02.04.01.02	Goodwill	6,115	6,115
1.02.04.01.03	Other intangible assets	77,001	79,981

Consolidated Financial Statements

Statement of Financial Position – Liabilities and Equity

(In thousands of Brazilian reais - R$)

Code	Description	Current Year 03/31/2020	Current Year 03/31/2019
2	Total liabilities	48,182,161	44,078,293
2.01	Current liabilities	9,725,636	10,065,908
2.01.01	Payroll and related taxes	132,781	125,057
2.01.01.01	Social taxes	30,346	28,149
2.01.01.02	Payroll taxes	102,435	96,908
2.01.02	Trade payables	2,743,239	3,260,180
2.01.02.01	Domestic suppliers	2,743,239	3,260,180
2.01.03	Taxes payable	734,977	960,497
2.01.03.01	Federal taxes	261,524	516,266
2.01.03.01.01	Income tax and social contribution	48,173	218,961
2.01.03.01.02	Other taxes	213,351	297,305
2.01.03.02	State taxes	464,867	435,155
2.01.03.03	Municipal taxes	8,586	9,076
2.01.03.03.01	Other municipal taxes	8,586	9,076
2.01.04	Borrowings	3,926,590	3,458,775
2.01.04.01	Borrowings	3,082,710	2,776,193
2.01.04.01.01	In local currency	797,190	768,691
2.01.04.01.02	In foreign currency	2,285,520	2,007,502
2.01.04.02	Debentures	843,880	682,582
2.01.05	Other payables	2,188,049	2,261,399
2.01.05.02	Others	2,188,049	2,261,399
2.01.05.02.01	Dividends and interest on capital payable	669,011	668,859
2.01.05.02.04	Derivatives	3,545	29,400
2.01.05.02.06	Use of public asset	11,771	11,771
2.01.05.02.07	Other payables	1,341,894	1,094,267
2.01.05.02.08	Regulatory charges	25,387	232,251
2.01.05.02.09	Private pension plan	136,441	224,851
2.02	Noncurrent liabilities	23,915,541	20,729,147
2.02.01	Borrowings	18,766,606	15,450,798
2.02.01.01	Borrowings	11,216,917	7,587,102
2.02.01.01.01	In local currency	4,374,843	4,585,552
2.02.01.01.02	In foreign currency	6,842,074	3,001,550
2.02.01.02	Debentures	7,549,689	7,863,696
2.02.02	Other liabilities	3,473,999	3,629,505
2.02.02.02	Others	3,473,999	3,629,505
2.02.02.02.03	Trade payables	364,051	359,944
2.02.02.02.04	Private pension plan	1,864,574	2,153,327
2.02.02.02.05	Derivatives	-	6,157
2.02.02.02.06	Sector financial liability	367,181	102,561
2.02.02.02.07	Use of public asset	93,084	91,181
2.02.02.02.08	Other payables	627,339	759,332
2.02.02.02.09	Other taxes, fees and contributions	807	805
2.02.02.02.10	Income tax and social contribution	156,963	156,198
2.02.03	Deferred taxes	1,120,840	1,048,069
2.02.03.01	Deferred income tax and social contribution	1,120,840	1,048,069
2.02.03.01.01	Deferred income tax and social contribution	1,109,682	1,037,689
2.02.03.01.02	Other deferred taxes	11,158	10,380
2.02.04	Provisions	554,096	600,775
2.02.04.01	Tax, social security, labor and civil provisions	554,096	600,775
2.02.04.01.01	Tax provisions	53,375	53,825
2.02.04.01.02	Social security and labor provisions	194,588	235,085
2.02.04.01.04	Civil provisions	249,683	245,464
2.02.04.01.05	Others provisions	56,450	66,401
2.03	Consolidated equity	14,540,984	13,283,238
2.03.01	Issued capital	9,388,080	9,388,081
2.03.02	Capital reserves	(1,640,962)	(1,640,962)
2.03.04	Earnings reserves	6,515,725	6,515,725
2.03.04.01	Legal reserve	1,036,125	1,036,125
2.03.04.02	Statutory reserve	4,046,305	4,046,305
2.03.04.08	Additional proposed dividend	1,433,295	1,433,295
2.03.05	Retained earnings	897,294	-
2.03.08	Other comprehensive income	(917,875)	(1,268,463)
2.03.08.01	Accumulated comprehensive income	(917,875)	(1,268,463)
2.03.09	Noncontrolling interests	298,722	288,857

Consolidated Financial Statements

Statement of income

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2020 to 03/31/2020	01/01/2019 to 03/31/2019
3.01	Net operating revenue	7,282,267	7,127,446
3.02	Cost of electric energy services	(5,584,224)	(5,594,442)
3.02.01	Cost of electric energy	(4,341,419)	(4,483,763)
3.02.02	Cost of operation - Depreciation and amortization	(329,217)	(314,285)
3.02.03	Cost of operation - Others	(417,411)	(380,499)
3.02.04	Cost of services rendered to third parties	(496,177)	(415,895)
3.03	Gross profit	1,698,043	1,533,004
3.04	Operating expenses/income	(428,802)	(406,492)
3.04.01	Selling expenses	(174,392)	(181,182)
3.04.01.01	Depreciation and amortization	(1,922)	(1,280)
3.04.01.02	Allowance for doubtful accounts	(57,844)	(68,615)
3.04.01.03	Other selling expenses	(114,626)	(111,287)
3.04.02	General and administrative expenses	(230,056)	(215,637)
3.04.02.01	Depreciation and amortization	(23,578)	(16,766)
3.04.02.02	Other general and administrative expenses	(206,478)	(198,871)
3.04.05	Other operating expenses	(109,514)	(95,448)
3.04.05.01	Amortization of concession intangible asset	(72,109)	(72,109)
3.04.05.02	Other operating expenses	(37,405)	(23,339)
3.04.06	Share of profit (loss) of investees	85,160	85,775
3.05	Profit before finance income (costs) and taxes	1,269,241	1,126,512
3.06	Finance income (costs)	121,007	(220,040)
3.06.01	Finance income	438,292	206,595
3.06.02	Financial expenses	(317,285)	(426,635)
3.07	Profit before taxes	1,390,248	906,472
3.08	Income tax and social contribution	(486,122)	(336,114)
3.08.01	Current	(54,888)	(320,345)
3.08.02	Deferred	(431,234)	(15,769)
3.09	Profit from continuing operations	904,126	570,358
3.11	Consolidated profit for the period	904,126	570,358
3.11.01	Attributable to owners of the Company	890,041	603,450
3.11.02	Attributable to noncontrolling interests	14,085	(33,092)
3.99.01.01	ON	0.77	0.59
3.99.02.01	ON	0.77	0.59

Consolidated Financial Statements

Statement of Comprehensive Income

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2020 to 03/31/2020	01/01/2019 to 03/31/2019
4.01	Consolidated profit for the period	904,126	570,358
4.02	Other comprehensive income	357,004	1,926
4.02.01	Actuarial gains (losses), net of tax effects	272,595	(1,833)
4.02.02	Credit risk in mark to market of financial liabilities	84,409	3,759
4.03	Consolidated comprehensive income for the period	1,261,130	572,284
4.03.01	Attributable to owners of the Company	1,247,045	605,377
4.03.02	Attributable to noncontrolling interests	14,085	(33,093)

Consolidated Financial Statements

Statement of Cash Flows – Indirect Method

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2020 to 03/31/2020	01/01/2019 to 03/31/2019
6.01	Net cash from operating activities	1,047,831	1,898,319
6.01.01	Cash generated from operations	1,756,948	1,627,565
6.01.01.01	Profit before taxes	1,390,248	906,472
6.01.01.02	Depreciation and amortization	426,826	404,440
6.01.01.03	Provision for tax, civil and labor risks	28,396	27,758
6.01.01.04	Allowance for doubtful accounts	57,844	68,615
6.01.01.05	Interest on debts, inflation adjustment and exchange rate changes	(142,459)	256,867
6.01.01.06	Pension plan expense (income)	45,440	28,150
6.01.01.07	Equity interests in subsidiaries, associates and joint ventures	(85,160)	(85,775)
6.01.01.08	Loss (gain) on disposal of noncurrent assets	35,034	21,165
6.01.01.10	Others	779	(127)
6.01.02	Changes in assets and liabilities	(212,035)	874,940
6.01.02.01	Consumers, concessionaries and licensees	78,384	(160,055)
6.01.02.03	Taxes recoverable	85,721	(155,026)
6.01.02.05	Escrow deposits	(6,752)	3,426
6.01.02.06	Sector financial asset	222,325	194,604
6.01.02.07	Receivables - CDE	7,635	4,318
6.01.02.10	Other operating assets	(186,502)	(36,312)
6.01.02.11	Trade payables	(512,834)	748,599
6.01.02.12	Other taxes and social contributions	(46,379)	(69,306)
6.01.02.13	Other liabilities with private pension plan	(50,420)	(28,419)
6.01.02.14	Regulatory charges	(206,864)	(25,382)
6.01.02.16	Tax, civil and labor risks paid	(83,793)	(41,595)
6.01.02.17	Sector financial liability	241,018	129,276
6.01.02.18	Payables - CDE	(24,948)	6,169
6.01.02.19	Other operating liabilities	271,374	304,643
6.01.03	Others	(497,082)	(604,186)
6.01.03.01	Interest paid on debts and debentures	(196,360)	(286,886)
6.01.03.02	Income tax and social contribution paid	(300,722)	(317,300)
6.02	Net cash from investing activities	316,002	(423,466)
6.02.01	Purchases of property, plant and equipment	(47,309)	(36,839)
6.02.02	Purchases of contract asset	(461,803)	(403,573)
6.02.03	Purchases and construction of intangible assets	(7,175)	(5,154)
6.02.04	Securities, pledges and restricted deposits - investment	(37,655)	(46,177)
6.02.05	Securities, pledges and restricted deposits - redemption	869,944	68,277
6.03	Net cash from financing activities	2,268,509	74,499
6.03.01	Borrowings and debentures raised	2,866,989	799,731
6.03.02	Repayment of principal of borrowings and debentures	(708,695)	(857,840)
6.03.03	Repayment of derivatives	113,428	136,375
6.03.05	Dividend and interest on capital paid	(3,211)	(3,767)
6.03.08	Public offering costs	(2)	-
6.05	Increase (decrease) in cash and cash equivalents	3,632,342	1,549,352
6.05.01	Cash and cash equivalents at the beginning of the period	1,937,163	1,891,457
6.05.02	Cash and cash equivalents at the end of the period	5,569,505	3,440,809

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2020 to March 31, 2020

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accu-mulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	9,388,081	(1,640,962)	6,515,727	-	(1,268,465)	12,994,381	288,857	13,283,238
5.03	Adjusted opening balances	9,388,081	(1,640,962)	6,515,727	-	(1,268,465)	12,994,381	288,857	13,283,238
5.04	Capital transactions with shareholders	(1)	-	-	837	-	836	(4,200)	(3,364)
5.04.02	Public offering costs	(1)	-	-	-	-	(1)	-	(1)
5.04.06	Dividends	-	-	-	-	-	-	(4,200)	(4,200)
5.04.09	Dividend proposal approved	-	-	-	837	-	837	-	837
5.05	Total comprehensive income	-	-	-	890,041	357,004	1,247,045	14,085	1,261,130
5.05.01	Profit for the period	-	-	-	890,041	-	890,041	14,085	904,126
5.05.02	Other comprehensive income	-	-	-	-	357,004	357,004	-	357,004
5.05.02.01	Financial instruments adjustment	-	-	-	-	127,892	127,892	-	127,892
5.05.02.02	Tax on financial instruments adjustment	-	-	-	-	(43,483)	(43,483)	-	(43,483)
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	272,595	272,595	-	272,595
5.06	Internal changes in equity	-	-	-	6,416	(6,416)	-	(20)	(20)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	9,721	(9,721)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(3,305)	3,305	-	-	-
5.06.08	Other changes	-	-	-	-	-	-	(20)	(20)
5.07	Closing balances	9,388,080	(1,640,962)	6,515,727	897,294	(917,877)	14,242,262	298,722	14,540,984

Consolidated Financial Statements

Statement of Changes in Equity – from January 1, 2019 to March 31, 2019

(In thousands of Brazilian reais – R$)

Code	Description	Issued capital	Capital reserves, stock options and treasury stock	Earnings reserves	Retained earnings/accu-mulated losses	Other comprehensive income	Equity	Noncontrolling interests	Consolidated equity
5.01	Opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749	2,269,634	12,532,383
5.03	Adjusted opening balances	5,741,284	469,257	4,428,502	-	(376,294)	10,262,749	2,269,634	12,532,383
5.04	Capital transactions with owners	-	-	-	-	-	-	(3,907)	(3,907)
5.04.01	Capital increse	-	-	-	-	-	-	43	43
5.04.06	Dividend	-	-	-	-	-	-	(3,950)	(3,950)
5.05	Total comprehensive income	-	-	-	603,451	1,926	605,377	(33,093)	572,284
5.05.01	Profit for the period	-	-	-	603,451	-	603,451	(33,093)	570,358
5.05.02	Other comprehensive income	-	-	-	-	1,926	1,926	-	1,926
5.05.02.01	Financial instruments adjustment	-	-	-	-	5,696	5,696	-	5,696
5.05.02.02	Tax on financial instruments adjustment	-	-	-	-	(1,937)	(1,937)	-	(1,937)
5.05.02.06	Other comprehensive income - actuarial gains (losses)	-	-	-	-	(1,833)	(1,833)	-	(1,833)
5.06	Internal changes in equity	-	-	-	6,422	(6,422)	-	(18)	(18)
5.06.04	Realization of deemed cost of property, plant and equipment	-	-	-	9,730	(9,730)	-	-	-
5.06.05	Tax effect on realization of deemed cost	-	-	-	(3,308)	3,308	-	-	-
5.06.08	Other changes	-	-	-	-	-	-	(18)	(18)
5.07	Closing balances	5,741,284	469,257	4,428,502	609,873	(380,790)	10,868,126	2,232,616	13,100,742

Consolidated Interim Financial Statements

Statement of Value Added

(In thousands of Brazilian reais - R$)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2020 to 03/31/2020	01/01/2019 to 03/31/2019
7.01	Revenues	10,869,758	10,785,204
7.01.01	Sales of goods and services	10,382,924	10,372,542
7.01.02	Others revenues	495,805	415,213
7.01.02.01	Revenue from infrastructure construction of the concession	495,805	415,213
7.01.03	Revenues related to the construction of own assets	48,873	66,064
7.01.04	Allowance for doubtful accounts	(57,844)	(68,615)
7.02	Inputs purchased from third parties	(5,733,779)	(5,778,638)
7.02.01	Cost of sales and services	(4,814,656)	(4,961,254)
7.02.02	Materials, energy, third-party services and others	(919,123)	(817,384)
7.03	Gross value added	5,135,979	5,006,566
7.04	Retentions	(428,778)	(406,183)
7.04.01	Depreciation, amortization and depletion	(356,669)	(334,074)
7.04.02	Others	(72,109)	(72,109)
7.04.02.01	Amortization of intangible assets of the concession	(72,109)	(72,109)
7.05	Net added value generated	4,707,201	4,600,383
7.06	Added value received in transfer	532,619	302,748
7.06.01	Share of profit (loss) of investees	85,160	85,775
7.06.02	Finance income	447,459	216,973
7.07	Added value to be distributed	5,239,820	4,903,131
7.08	Distribution of added value	5,239,820	4,903,131
7.08.01	Personnel and charges	370,788	350,924
7.08.01.01	Salaries and wages	201,791	198,675
7.08.01.02	Benefits	153,276	135,768
7.08.01.03	FGTS (Severance Pay Fund)	15,721	16,481
7.08.02	Taxes, fees and contributions	3,621,360	3,530,641
7.08.02.01	Federal	1,804,106	1,755,649
7.08.02.02	State	1,809,170	1,767,958
7.08.02.03	Municipal	8,084	7,034
7.08.03	Interest and Rentals	343,546	451,208
7.08.03.01	Interest	322,151	431,421
7.08.03.02	Rentals	21,395	19,787
7.08.04	Interest on capital	904,126	570,358
7.08.04.03	Retained earnings / Loss for the period	904,126	570,358

COMMENTS ON THE PARENT COMPANY PERFORMANCE FOR THE QUARTER

The comments on performance are expressed in thousands of reais - R$, unless otherwise stated.

Profit or loss analysis

CPFL Energia (Parent)

 This quarter, the increase in profit was R$ 286,591 when compared with the same period of the prior year (R$ 890,041 in 2020 and R$ 603,450 in 2019) mainly due to the increase in profit of investees.

COMMENTS ON CONSOLIDATED PERFORMANCE

	Consolidated
	1st quarter
	2020	2019	%
OPERATING REVENUES	10,878,728	10,787,756	0.8%
Electricity sales to final consumers (*)	8,150,474	8,009,894	1.8%
Electricity sales to wholesaler´s (*)	1,127,496	1,352,491	-16.6%
Revenue from construction of concession infrastructure	495,804	415,213	19.4%
Other operating revenues (*)	1,568,297	1,334,038	17.6%
Sector financial assets and liabilities	(463,343)	(323,880)	43.1%
Deductions from operating revenues	(3,596,461)	(3,660,309)	-1.7%
NET OPERATING REVENUE	7,282,267	7,127,446	2.2%
COST OF ELECTRIC ENERGY SERVICES	(4,341,419)	(4,483,763)	-3.2%
Electricity purchased for resale	(3,703,952)	(3,952,543)	-6.3%
Electricity network usage charges	(637,466)	(531,221)	20.0%
OPERATING COST/EXPENSE	(1,756,767)	(1,602,946)	9.6%
Personnel	(354,134)	(348,018)	1.8%
Employee pension plans	(45,440)	(28,150)	61.4%
Materials	(74,109)	(66,857)	10.8%
Outside Services	(170,786)	(165,010)	3.5%
Depreciation and Amortization	(354,718)	(332,331)	6.7%
Merged Goodwill Amortization	(72,110)	(72,110)	0.0%
Costs related to infrastructure construction	(495,091)	(415,211)	19.2%
Other	(190,379)	(175,258)	8.6%
INCOME FROM ELECTRIC ENERGY SERVICE	1,184,081	1,040,736	13.8%
FINANCIAL INCOME (EXPENSE)	121,007	(220,040)	-155.0%
Income	438,292	206,595	112.2%
Expense	(317,285)	(426,635)	-25.6%
Equity in subsidiaries	85,160	85,775	-0.7%
INCOME BEFORE TAXES	1,390,248	906,472	53.4%
Social Contribution	(129,908)	(90,050)	44.3%
Income Tax	(356,214)	(246,064)	44.8%
NET INCOME	904,126	570,358	58.5%

Net income attributable to the shareholders of the company	890,041	603,450	47.5%
Net income attributable to the non controlling interests	14,085	(33,093)	-142.6%

EBITDA	1,696,213	1,531,097	10.8%

Net Income for the Period and Adjusted EBITDA Reconciliation
NET INCOME FOR THE PERIOD	904,126	570,358
Depreciation and Amortization	426,827	404,441
Amortization of fair value adjustment of asset	145	145
Financial Income (Expense)	(121,007)	220,040
Social Contribution	129,908	90,050
Income Tax	356,214	246,064
Adjusted EBITDA	1,696,213	1,531,097

(*) For purposes of presentation of the comments on performance, the reclassification of revenue from network usage charge - TUSD to captive consumer was not made.

Gross operating revenue

Gross operating revenue for the 1st quarter of 2020 was R$ 10,878,728, an increase of 0.8% (R$ 90,972) compared with the same period of the prior year.

The main factors of this variation were:

•        Increase of 17.6% (R$ 234,260) in other operating revenue due to network usage charge – TUSD, free consumers, mainly due to tariff adjustments and increase in the volume of energy transported.

•        Increase of 1.8% (R$ 140,580) in electricity sales to final consumer due to the 4.3% increase in average tariffs, mainly due to the positive effects from the annual and periodic tariff adjustments (RTA/RTP);

•        Decrease of 16.6% (R$ 224,995) in electricity sales to wholesalers, mainly due:

o  Decrease of 10.2% (R$ 33,687) in sale of spot market energy in CCEE (Electric Energy Trading Chamber), mainly due to the reduction of average tariffs of 36.1% (R$ 167,535), partially offset by increase in energy sold of 40.5% (R$ 133,848);

o  Decrease of 23% (R$ 203,968) in other concessionaires, licensees and authorized, due to the reduction of 29.7% in energy sold (R$ 263,451), partially offset of 9.5% in average tariff (R$ 59,483);

•        Increase of 43.1% (R$ 139,463 – reducing revenue) in sector financial assets and liabilities, mainly due to higher realization of assets in the 1st quarter of 2020 (R$ 84,982) and higher set up of liabilities in the 1st quarter of 2020 (R$ 54,482).

➢  Volume of energy sold

In the 1st quarter of 2020, the amount of energy billed to captive consumers in the period, including other licensees, presented a decrease of 4.1% when compared with the same quarter of the prior year.

The consumption of the residential class represents 45.7% of the total market supplied by distributors and recorded the same decrease of 2.9% in the 1st quarter of 2020 when compared with the same period of the prior year. This decrease reflects the effect from lower temperatures in the period.

The commercial class represents 19.0% of the total market supplied by distributors and recorded a decrease of 5.6% in the 1st quarter of 2020 when compared with the same period of the prior year. Such performance is also due to the effect from lower temperatures in the period, in addition to clients’ migration to the free market.

The industrial class, which represents 10.3% of the total market supplied by distributors, recorded a decrease of 12.7% in the 1st quarter of 2020 when compared with the same period of the prior year. Such performance reflects the effect from clients’ migration to the free market.

The other consumption classes (rural, public administration, public lighting, public utilities and licensees) participate with 24.9% of the total market supplied by distributors. These classes presented a drop of 1.2% in the 1st quarter of 2020 when compared with the same period of the prior year, which was due to clients’ migration to the free market.

Regarding the amount of energy sold and transported in the concession area, which impacts both the billed supply (captive market) and the TUSD collection (free market), there was a decrease of 1.6% in the 1st quarter of 2020 when compared with the same period of the prior year. The variation by class presents a decrease of 2.9% in the residential class, a decrease of 2.0% in the commercial class and a decrease of 1.4% in the industrial class. Regarding other classes, there was an increase of 0.5%.

➢   Tariffs

In the 1st quarter of 2020, energy supply tariffs increased on average 4.3%.  This occurred mainly due to the effects from the annual tariff adjustments and periodic tariff review, as follows:

		2020		2019
Distributor	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April (b)	14.90%	6.05%	12.02%	8.66%
CPFL Piratininga	October	(c)	(c)	1.88%	-7.80%
RGE	June	(c)	(c)	10.05%	8,63% e 1,72%
CPFL Santa Cruz	March	10.71%	0.20%	13.70%	13.31%

(a)     Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)     As described in note 36.2 of CPFL Energia’s interim financial information, in April 2020 there was RTP to the subsidiary CPFL Paulista.

(c)     The adjustments for 2020 have not yet occurred.

Deductions from operating revenue

Deductions from operating revenue in the 1st quarter of 2020 were R$ 3,596,461, a decrease of 1.7% (R$ 63,848) in relation to the same quarter of 2019, which mainly occurred due to:

•      Increase of 61.9% (R$ 75,703 – reducing deduction) in Tariff Flags;

•      Decrease of 5.7% (R$ 56,963) in CIDE;

•      Increase of 2.3% (R$ 40,991) in ICMS;

Increase of 2.3% (R$ 20,425) in PIS and COFINS; and

•      Increase of 21.1% (R$8,202) in PROINFA.

Cost of electric energy

The cost of electric energy this quarter amounted to R$ 4,341,419, a decrease of 3.2% (R$ 142,345) in relation to the same period of the prior year, mainly justified by:

•      Decrease of 6.3% (R$ 248,591) in electric energy purchased for resale, due to:

o  Decrease of 4.0% (R$ 154,714) in average price due to the decrease in the PLD;

o  Decrease of 2.4% (R$ 93,887) in the amount of energy purchased.

•        Offset by an increase of 20.0% (R$106,246) in the transmission and distribution system usage charge, mainly due to the increases in: (i) basic network charges (R$ 64,373) and (ii) system service charges - ESS net of CONER transfer (R$ 58,687).

Operating costs and expenses

Disregarding the cost of construction of the concession infrastructure, operating costs and expenses this quarter amounted to R$ 1,261,676, an increase of 6.2% (R$73,941) when compared with the same period of the prior year. This variation is mainly due to:

•      Personnel: increase of 1.8% (R$6,116) mainly due to the effects from the collective labor agreement;

•      Private pension entity: increase of 61.4% (R$17,289) due to the recognition of the impact of the actuarial report for the 1st quarter of 2020;

•        Materials:increase of 10.8% (R$7,251) mainly due to the increase in maintenance of lines, networks, machinery and equipment.

•        Third-party services: increase of 3.5% (R$5,775) mainly due to the increase in maintenance of machinery and equipment;

•        Other expenses: increase of 8.6% (R$15,121), mainly due to: (i) loss on disposal and retirement of noncurrent assets (R$13,869) and (ii) legal and judicial expenses and indemnities (R$ 5,472), partially offset by the decrease in the allowance for doubtful debts (R$ 10,771).

Financial income (expenses)

Net financial result this quarter corresponded to financial income of R$ 121,007, compared with financial expense of R$ 220,040 in the same period of 2019, a decrease in net financial expense of 155.0% (R$ 341,047). This variation is basically due to:

•      Increase in financial income of 112.2% (R$ 231,697), mainly due to the increase in adjustments for inflation and exchange rate changes (R$ 266,924), partially offset by the decrease in (i) restatements of sector financial assets (R$ 19,797) and (ii) income from financial investments (R$ 12,528).

•        Decrease in financial expenses of 25.6% (R$ 109,350), mainly due to the decrease in (i) interest on debts (R$ 65,758), (ii) adjustments for inflation and exchange rate changes (R$33,089).

Share of profit (loss) of investees

The variation in share of profit (loss) of investees refers to the effect of the share of profit (loss) of joint ventures as follows:

	1st quarter 2020	1st quarter 2019
Epasa	17,845	21,971
Baesa	(307)	3,467
Enercan	34,571	30,483
Chapecoense	33,195	30,000
Amortization of fair value adjustment of asset	(145)	(145)
Total	85,160	85,775

Income tax and social contribution

 Expenses on taxes on profit in the 1st quarter of 2020 were R$ 486,123, an increase of 44.6% (R$ 150,008) in relation to those recorded in the same quarter of 2019, which reflects mainly the effects from variation in Profit before Taxes.

Profit for the period and EBITDA

Due to the factors described above, the profit for this quarter was R$ 904,126, 58.5% (R$ 333,768) higher than the one of the same period of 2019.

EBITDA (Earnings before the effects of depreciation, amortization, financial income and expenses, and income tax and social contribution) for the 1st quarter of 2020 was R$ 1,696,213, 10.8% (R$ 165,116) higher than the one determined in the same period of 2019.

COMMENTS ON THE PERFORMANCE OF SUBSIDIARIES/ASSOCIATES

Subsidiary/Associate: Companhia Paulista de Força e Luz - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a publicly-held corporation, and the comments on its performance are included in its Quarterly Information - ITR at March 31, 2020 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: CPFL Geração de Energia S.A.

The subsidiary CPFL Geração de Energia S/A is a publicly-held corporation, and the comments on its individual and consolidated performance are included in its Quarterly Information – ITR at March 31, 2020 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: Companhia Piratininga de Força e Luz

The subsidiary Companhia Piratininga de Força e Luz is a publicly-held corporation, and the comments on its performance are included in its Quarterly Information – ITR at March 31, 2020  filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary/Associate: RGE Sul Distribuidora de Energia S.A.

The subsidiary RGE Sul Distribuidora de Energia S.A is a publicly-held corporation, and the comments on its performance are included in its Quarterly Information – ITR at March 31, 2020 filed with the Brazilian Securities and Exchange Commission (CVM).

Subsidiary: CPFL Comercialização Brasil S.A.

	Consolidated
	1st quarter
	2020	2019	%
OPERATING REVENUES	818,906	861,853	-5.0%
Electricity sales to final consumers	545,229	497,545	9.6%
Electricity sales to wholesaler´s	273,503	364,306	-24.9%
Other operating revenues	174	2	7844.6%
Deductions from operating revenues	(102,427)	(102,743)	-0.3%
NET OPERATING REVENUE	716,479	759,110	-5.6%
COST OF ELECTRIC ENERGY SERVICES	(706,866)	(718,769)	-1.7%
Electricity purchased for resale	(706,864)	(718,810)	-1.7%
Electricity network usage charges	(2)	42	-104.3%
OPERATING COST/EXPENSE	(11,319)	(11,260)	0.5%
Personnel	(7,911)	(7,321)	8.1%
Materials	(60)	(38)	59.3%
Outside Services	(1,816)	(2,074)	-12.4%
Depreciation and Amortization	(895)	(520)	72.0%
Other	(635)	(1,305)	-51.3%
INCOME FROM ELECTRIC ENERGY SERVICE	(1,706)	29,081	-105.9%
FINANCIAL INCOME (EXPENSE)	9,029	(7,748)	-216.5%
Income	9,601	6,532	47.0%
Expense	(573)	(14,280)	-96.0%
Equity in subsidiaries	27,671	18,159	52.4%
INCOME BEFORE TAXES	34,996	39,494	-11.4%
Social Contribution	(685)	(1,961)	-65.1%
Income Tax	(1,998)	(5,510)	-63.7%
NET INCOME	32,311	32,022	0.9%

Net income attributable to the shareholders of the company	32,312	32,023	0.9%

EBITDA	28,003	48,395	-42.1%

Net Income for the Period and Adjusted EBITDA Reconciliation
NET INCOME FOR THE PERIOD	32,311	32,022
Depreciation and Amortization	895	521
Amortization of fair value adjustment of asset	1,142	633
Financial Income (Expense)	(9,029)	7,748
Social Contribution	685	1,961
Income Tax	1,998	5,510
Adjusted EBITDA	28,003	48,395

Gross operating revenue

The gross operating revenue for the 1st quarter of 2020 was R$ 818,906, a decrease of R$ 42,947 (5%) compared with the same quarter of 2019, mainly due to (i) decrease of 24.9% in electricity sales to wholesalers (R$ 90,803) due to the decrease of 32.4% in the volume of energy sold (R$ 133,397), due to the decrease in contracts, offset by the increase in average price of 12.2% (R$ 44,652); (ii) increase of 9.6% (R$ 47,684) in electricity sales to final consumer, basically due to the increase of 6.9% (R$ 34,734) in volume referring to new contracts and increase of 2.4% (R$ 11,845) in average price.

Cost of electric energy

Cost of electric energy in the 1st quarter of 2020 was R$ 706,866, a decrease of R$ 11,903 (1,7%) in relation to the same quarter of 2019, basically explained by a decrease of 11.8% (R$ 94,002)in the volume of energy purchased, offset by an increase of 11.6% (R$ 83,624) in average price .

Financial income (expenses)

Net financial result in the 1st quarter of 2020 corresponded to financial income of R$ 9,020, an increase of 216.5% (R$ 16,777) compared to the same quarter of 2019.

Financial income:  Increase of 47% (R$ 3,069) due to income from inflation adjustment of receivables from CCEE (R$ 6,674), partially offset by the decrease in income from financial investments (R$ 3,205).

Financial expenses: Decrease of 96% (R$ 13,708) due to fair value adjustment of debt derivatives (R$ 7,205) and interest and inflation adjustments (R$ 6,302).

The variation in share of profit (loss) of investees in the 1st quarter of 2020 was positive of R$27,671, mainly explained by the effect from the share of profit (loss) of RGE Sul.

Profit for the period and EBITDA

The result determined in the 1st quarter of 2020 was a profit of R$ 32,312,251, an increase of R$ 290 (0.9%) when compared with the same quarter of 2019.

EBITDA (Earnings before finance result, income tax and social contribution, depreciation and amortization) for the 1st quarter of 2020 was R$ 28,004, a decrease of 42.1% when compared with the same quarter of 2019, which was R$ 48,395 (information not audited by the Independent Auditors).

SUMMARY

CPFL Energia S.A.

Statements of financial position at March 31, 2020 and December 31, 2019
(in thousands of Brazilian Reais)

	Note	Parent company		Consolidated
ASSETS		March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019

Current assets
Cash and cash equivalents	5	86,248	33,909	5,569,505	1,937,163
Marketable securities	6	-	-	946	851,004
Consumers, concessionaires and licensees	7	-	-	4,805,590	4,985,578
Dividends and interest on capital	13	684,663	816,205	122,552	100,297
Income tax and social contribution recoverable	8	78	78	161,115	87,698
Other taxes recoverable	8	28,732	58,947	302,499	331,428
Derivatives	34	-	-	696,721	281,326
Sector financial asset	9	-	-	899,766	1,093,588
Contract assets	16	-	-	24,657	24,387
Other assets	12	634	400	689,497	648,161
Total current assets		800,355	909,539	13,272,848	10,340,630

Noncurrent assets
Consumers, concessionaires and licensees	7	-	-	756,717	713,068
Intragroup loans	32	422,392	424,387	-	-
Escrow Deposits	23	462	453	769,694	757,370
Income tax and social contribution recoverable	8	-	-	36,644	101,528
Other taxes recoverable	8	-	-	373,086	370,595
Sector financial assets	9	-	-	5,441	2,748
Derivatives	34	-	-	1,748,408	369,767
Deferred tax assets	10	86,394	85,474	562,406	1,064,716
Concession financial asset	11	-	-	9,162,557	8,779,717
Investments at cost		-	-	116,654	116,654
Other assets	12	3,735	3,960	761,827	736,019
Investments	13	13,613,552	12,327,132	1,060,902	997,997
Property, plant and equipment	14	2,378	2,226	8,975,244	9,083,710
Contract asset	16	-	-	1,357,441	1,322,822
Intangible assets	15	119	120	9,222,291	9,320,953
Total noncurrent assets		14,129,032	12,843,753	34,909,313	33,737,664

Total assets		14,929,387	13,753,291	48,182,161	44,078,293

The accompanying notes are an integral part of these interim financial statements.

CPFL Energia S.A.

Statements of financial position at March 31, 2020 and December 31, 2019
(in thousands of Brazilian Reais)

	Note	Parent company		Consolidated
LIABILITIES AND EQUITY		March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019

Current liabilities
Trade payables	17	1,508	4,698	2,743,239	3,260,180
Borrowings	18	-	-	3,082,710	2,776,193
Debentures	19	-	-	843,880	682,582
Private pension plan	20	-	-	136,441	224,851
Regulatory liabilities	21	-	-	25,387	232,251
Income tax and social contribution payable	22	-	40,629	48,173	218,961
Other taxes, fees and contributions	22	2,126	25,315	686,804	741,536
Dividends		644,786	645,737	669,011	668,859
Estimated payroll		-	-	132,781	125,057
Derivatives	34	-	-	3,545	29,400
Use of public asset		-	-	11,771	11,771
Other payables	24	21,410	22,318	1,341,894	1,094,269
Total current liabilities		669,830	738,697	9,725,636	10,065,908

Noncurrent liabilities
Trade payables	17	-	-	364,051	359,944
Borrowings	18	-	-	11,216,917	7,587,102
Debentures	19	-	-	7,549,688	7,863,696
Private pension plan	20	-	-	1,864,574	2,153,327
Income tax and social contribution payable	22	-	-	156,963	156,198
Other taxes, fees and contributions	22	-	-	807	805
Deferred tax liabilities	10	-	-	1,120,840	1,048,069
Provision for tax, civil and labor risks	23	100	123	554,096	600,775
Derivatives	34	-	-	-	6,157
Sector financial liability	9	-	-	367,181	102,561
Use of public asset		-	-	93,084	91,181
Other payables	24	17,194	20,090	627,339	759,331
Total noncurrent liabilities		17,294	20,213	23,915,541	20,729,147

Equity	25
Issued capital		9,388,080	9,388,081	9,388,080	9,388,081
Capital reserves		(1,640,962)	(1,640,962)	(1,640,962)	(1,640,962)
Legal reserve		1,036,125	1,036,125	1,036,125	1,036,125
Statutory reserve - working capital improvement		4,046,305	4,046,305	4,046,305	4,046,305
Dividend		1,433,295	1,433,295	1,433,295	1,433,295
Accumulated comprehensive income		(917,876)	(1,268,465)	(917,876)	(1,268,465)
Retained earnings		897,294	-	897,294	-
		14,242,262	12,994,381	14,242,262	12,994,381
Equity attributable to noncontrolling interests		-	-	298,721	288,857
Total equity		14,242,262	12,994,381	14,540,984	13,283,238

Total liabilities and equity		14,929,387	13,753,291	48,182,161	44,078,293

The accompanying notes are an integral part of these interim financial statements.

CPFL Energia S.A.
Statements of income for the periods ended March 31, 2020 and 2019
(in thousands of Brazilian Reais, except for Earnings per share)

	Note	Parent company		Consolidated
		2020	2019	2020	2019
		3 months	3 months	3 months	3 months

Net operating revenue	27	(3,983)	-	7,282,267	7,127,446
Cost of services
Cost of electric energy	28	-	-	(4,341,419)	(4,483,763)
Cost of operation		-	-	(746,628)	(694,783)
Depreciation and amortization		-	-	(329,217)	(314,285)
Other cost of operation	29	-	-	(417,411)	(380,498)
Cost of services rendered to third parties	29	-	-	(496,177)	(415,895)

Gross profit		(3,983)	-	1,698,043	1,533,004
Operating expenses
Selling expenses		-	-	(174,392)	(181,182)
Depreciation and amortization		-	-	(1,922)	(1,280)
Allowance for doubtful accounts		-	-	(57,844)	(68,615)
Other selling expenses	29	-	-	(114,626)	(111,287)
General and administrative expenses		(11,258)	(10,845)	(230,056)	(215,638)
Depreciation and amortization		(96)	(54)	(23,578)	(16,766)
Other general and administrative expenses	29	(11,162)	(10,791)	(206,478)	(198,872)
Other operating expenses		-	-	(109,514)	(95,448)
Amortization of concession intangible asset		-	-	(72,109)	(72,109)
Other operating expenses	29	-	-	(37,405)	(23,339)

Income from electric energy services		(15,241)	(10,845)	1,184,081	1,040,736

Equity interests in subsidiaries, associates and joint ventures	13	899,415	611,777	85,160	85,775
		884,174	600,932	1,269,241	1,126,511
Financial income (expenses)	30
Financial income		5,063	2,470	438,292	206,595
Financial expenses		(15)	(8)	(317,285)	(426,635)
		5,048	2,462	121,007	(220,040)
Profit before taxes		889,221	603,394	1,390,248	906,472
Social contribution	10	668	685	(129,908)	(90,050)
Income tax	10	151	(629)	(356,214)	(246,064)
		820	56	(486,123)	(336,114)

Profit for the period		890,041	603,450	904,126	570,358

Profit (loss) for the period attributable to owners of the Company				890,041	603,450
Profit (loss) for the period attributable to noncontrolling interests				14,085	(33,093)
Basic earnings per share attributable to owners of the Company (R$):	26			0.77	0.59
Diluted earnings per share attributable to owners of the Company (R$):	26			0.77	0.59

The accompanying notes are an integral part of these interim financial statements

CPFL Energia S.A.
Statements of comprehensive income for the periods ended March 31, 2020 and 2019
(in thousands of Brazilian Reais)

	Parent company
	2020	2019
	3 months	3 months

Profit for the period	890,041	603,450

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Comprehensive income for the period of subsidiaries	357,004	1,926

Total comprehensive income for the period	1,247,045	605,377

	Consolidated
	2020	2019
	3 months	3 months

Profit for the period	904,126	570,358

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
- Actuarial gains (losses), net of tax effects	272,596	(1,833)
- Credit risk in fair value measurement of financial liabilities	84,409	3,759

Total comprehensive income for the period	1,261,130	572,284
Attributable to owners of the Company	1,247,045	605,377
Attributable to noncontrolling interests	14,085	(33,093)

The accompanying notes are an integral part of these interim financial statements

CPFL Energia S.A.
Statements of changes in the shareholder equity for the periods ended March 31, 2020 and 2019
(in thousands of Brazilian Reais)

			Earnings reserves			Accumulated comprehensive income				Noncontrolling interests
	Issued capital	Capital reserve	Legal reserve	Statutory reserve / Working capital improvement	Dividend	Deemed cost	Private pension plan / Credit risk in fair value measurement	Retained earnings	Total	Accumulated comprehensive income	Other equity components	Total equity
Balance at December 31, 2018	5,741,284	469,257	900,992	3,527,510		380,721	(757,016)	-	10,262,749	10,055	2,259,578	12,532,383

Total comprehensive income	-	-	-	-	-	-	1,926	603,451	605,377	-	(33,093)	572,284
Profit for the period	-	-	-	-	-	-	-	603,451	603,451	-	(33,093)	570,358
Other comprehensive income - credit risk in fair value measurement	-	-	-	-	-	-	3,759	-	3,759	-	-	3,759
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	(1,833)	-	(1,833)	-	-	(1,833)

Internal changes in equity	-	-	-	-	-	(6,422)	-	6,422	-	(444)	426	(18)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	(9,730)	-	9,730	-	(673)	673	-
Tax effect on realization of deemed cost	-	-	-	-	-	3,308	-	(3,308)	-	229	(229)	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(18)	(18)

Capital transactions with owners	-	-	-	-	-	-	-	-	-	-	(3,907)	(3,907)
Capital increase (decrease)	-	-	-	-	-	-	-	-	-	-	43	43
Dividend proposal approved	-	-	-	-	-	-	-	-	-	-	(3,950)	(3,950)
Other changes	-	-	-	-	-	-	-	-	-	-	-	-

Balance at March 31, 2019	5,741,284	469,257	900,992	3,527,510	-	374,299	(755,090)	609,873	10,868,126	9,611	2,223,004	13,100,742

Balance at December 31, 2019	9,388,081	(1,640,962)	1,036,125	4,046,305	1,433,295	355,049	(1,623,514)	-	12,994,381	8,278	280,578	13,283,238

Total comprehensive income	-	-	-	-	-	-	357,004	890,041	1,247,045	-	14,085	1,261,130
Profit for the period	-	-	-	-	-	-	-	890,041	890,041	-	14,085	904,126
Other comprehensive income - credit risk in fair value measurement	-	-	-	-	-	-	84,409	-	84,409	-	-	84,409
Other comprehensive income - actuarial gains (losses)	-	-	-	-	-	-	272,596	-	272,596	-	-	272,596

Internal changes in equity	-	-	-	-	-	(6,416)	-	6,416	-	(444)	424	(20)
Realization of deemed cost of property, plant and equipment	-	-	-	-	-	(9,721)	-	9,721	-	(673)	673	-
Tax effect on realization of deemed cost	-	-	-	-	-	3,305	-	(3,305)	-	229	(229)	-
Other changes in noncontrolling interests	-	-	-	-	-	-	-	-	-	-	(20)	(20)

Capital transactions with owners	(1)	-	-	-	-	-	-	837	836	-	(4,200)	(3,364)
Public offering costs	(1)	-	-	-	-	-	-	-	(1)	-		(1)
Additional proposed dividend	-	-	-	-	-	-	-	-	-	-	(4,200)	(4,200)
Dividend approved	-	-	-	-	-	-	-	837	837	-	-	837

Balance at March 31, 2020	9,388,080	(1,640,962)	1,036,125	4,046,305	1,433,295	348,633	(1,266,510)	897,294	14,242,262	7,834	290,887	14,540,984

The accompanying notes are an integral part of these interim financial statements.

CPFL Energia S.A.
Statements of cash flow for the periods ended March 31, 2020 and 2019
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019

Profit before taxes	889,221	603,394	1,390,248	906,472
Adjustment to reconcile profit to cash from operating activities
Depreciation and amortization	96	54	426,826	404,440
Provision for tax, civil and labor risks	(6)	52	28,396	27,758
Allowance for doubtful accounts	-	-	57,844	68,615
Interest on debts, monetary adjustment and exchange rate changes	(4,606)	(32)	(142,459)	256,867
Pension plan expense (income)	-	-	45,440	28,150
Equity interests in subsidiaries, associates and joint ventures	(899,415)	(611,777)	(85,160)	(85,775)
Loss (gain) on disposal of noncurrent assets	-	-	35,034	21,165
Others	-	-	778	(128)
	(14,710)	(8,309)	1,756,948	1,627,565
Decrease (increase) in operating assets
Consumers, concessionaires and licensees	-	-	78,384	(160,055)
Dividend and interest on capital received	131,542	26,795	-	-
Taxes recoverable	32,605	12,816	85,721	(155,026)
Escrow deposits	(7)	(33)	(6,752)	3,426
Sector financial asset	-	-	222,325	194,604
Receivables - CDE	-	-	7,635	4,318
Other operating assets	(8)	(3,635)	(186,502)	(36,312)

Increase (decrease) in operating liabilities
Trade payables	(3,190)	(1,068)	(512,834)	748,599
Other taxes and social contributions	(23,189)	(2,094)	(46,379)	(69,306)
Other liabilities with private pension plan	-	-	(50,420)	(28,419)
Regulatory charges	-	-	(206,864)	(25,382)
Tax, civil and labor risks paid	(18)	(11)	(83,793)	(41,595)
Sector financial liability	-	-	241,018	129,276
Payables - CDE	-	-	(24,948)	6,169
Other operating liabilities	(3,804)	(4,155)	271,374	304,644
Cash flows provided (used) by operations	119,221	20,306	1,544,913	2,502,505
Interest paid on debts and debentures	-	-	(196,360)	(286,886)
Income tax and social contribution paid	(42,318)	(8,263)	(300,722)	(317,300)
Cash flows provided (used) by operations activities	76,903	12,043	1,047,831	1,898,319

Investing activities
Purchases of property, plant and equipment	(247)	-	(47,309)	(36,839)
Purchases of contract asset	-	-	(461,803)	(403,573)
Purchases and construction of intangible assets	-	-	(7,175)	(5,154)
Securities, pledges and restricted deposits - investment	-	-	(37,655)	(46,177)
Securities, pledges and restricted deposits - redemption	-	-	869,944	68,277
Advances for future capital increases	(30,000)	-	-	-
Intragroup loans to subsidiaries	(1,445)	(310)	-	-
Receiving of intragroup loans from subsidiaries	7,244	72,332	-	-

Net cash generated by (used) In investing activities	(24,448)	72,022	316,002	(423,466)

Financing activities
Public offering costs	(2)	-	(2)	-
Borrowings and debentures raised	-	-	2,866,989	799,731
Repayment of principal of borrowings and debentures	-	-	(708,695)	(857,840)
Repayment of derivatives	-	-	113,428	136,375
Dividend and interest on capital paid	(114)	(22)	(3,211)	(3,767)
Net cash generated by (used in) financing activities	(116)	(22)	2,268,509	74,499
Net increase (decrease) in cash and cash equivalents	52,339	84,044	3,632,342	1,549,353
Cash and cash equivalents at the beginning of the period	33,909	79,364	1,937,163	1,891,457
Cash and cash equivalents at the end of the period	86,248	163,408	5,569,505	3,440,809

The accompanying notes are an integral part of these interim financial statements.

CPFL Energia S.A.
Statements of value added for the periods ended March 31, 2020 and 2019
(in thousands of Brazilian Reais)

	Parent company		Consolidated
	2020	2019	2020	2019

1. Revenues	(3,736)	-	10,869,758	10,785,204
1.1 Operating revenues	(3,983)	-	10,382,924	10,372,542
1.2 Revenues related to the construction of own assets	247	-	48,873	66,064
1.3 Revenue from infrastructure construction of the concession	-	-	495,804	415,213
1.4 Allowance for doubtful accounts	-	-	(57,844)	(68,615)

2. (-) Inputs	(3,408)	(3,325)	(5,733,778)	(5,778,639)
2.1 Electricity Purchased for Resale	-	-	(4,814,656)	(4,961,254)
2.2 Material	(292)	(77)	(389,194)	(323,163)
2.3 Outsourced Services	(2,253)	(2,358)	(356,789)	(351,081)
2.4 Other	(864)	(890)	(173,140)	(143,141)

3. Gross added value (1 + 2)	(7,144)	(3,325)	5,135,979	5,006,565

4. Retentions	(96)	(54)	(428,777)	(406,183)
4.1 Depreciation and amortization	(96)	(54)	(356,669)	(334,074)
4.2 Amortization of intangible assets of the concession	-	-	(72,109)	(72,109)

5. Net added value generated (3 + 4)	(7,240)	(3,379)	4,707,201	4,600,382

6. Added value received in transfer	904,725	614,368	532,619	302,748
6.1 Financial Income	5,310	2,591	447,459	216,972
6.2 Equity interests in subsidiaries, associates and joint ventures	899,415	611,777	85,160	85,775

7. Added value to be distributed (5 + 6)	897,485	610,989	5,239,820	4,903,131

8. Distribution of added value
8.1 Personnel and Charges	6,737	6,335	370,788	350,924
8.1.1 Direct Remuneration	3,395	2,267	201,791	198,675
8.1.2 Benefits	2,748	3,605	153,276	135,768
8.1.3 Government severance indemnity fund for employees - F.G.T.S.	594	464	15,721	16,481
8.2 Taxes, Fees and Contributions	649	1,168	3,621,360	3,530,642
8.2.1 Federal	629	1,160	1,804,106	1,755,649
8.2.2 Estate	21	8	1,809,170	1,767,958
8.2.3 Municipal	-	-	8,084	7,034
8.3 Interest and Rentals	57	35	343,546	451,208
8.3.1 Interest	2	6	322,151	431,422
8.3.2 Rental	55	29	21,395	19,787
8.4 Interest on capital	890,041	603,450	904,126	570,358
8.4.1 Retained Earnings	890,041	603,450	904,126	570,358
	897,485	610,989	5,239,820	4,903,131

The accompanying notes are an integral part of these interim financial statements.

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AT MARCH 31, 2020

 (Amounts in thousands of Brazilian reais – R$, unless otherwise stated)

(1)           OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly-held corporation incorporated for the principal purpose of operating as a holding company, with equity interests in other companies primarily engaged in electric energy distribution, generation and commercialization activities in Brazil.

The Company’s registered office is located at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 – Campinas - SP - Brazil.

The Company has direct and indirect interests in the following subsidiaries and joint ventures:

Energy distribution	Company type	Equity interest	Location (state)	Number of municipalities	Approximate number of consumers (in thousands)	Concession period	End of the concession

Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-held corporation	Direct 100%	Interior of São Paulo	234	4,605	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-held corporation	Direct 100%	Interior and coast of São Paulo	27	1,797	30 years	October 2028
RGE Sul Distribuidora de Energia S.A. ("RGE")	Publicly-held corporation	Direct and Indirect 100%	Interior of Rio Grande do Sul	381	2,932	30 years	November 2027
Companhia Jaguari de Energia ("CPFL Santa Cruz")	Privately-held corporation	Direct 100%	Interior of São Paulo, Paraná and Minas Gerais	45	468	30 years	July 2045

					Installed power (MW)
Energy generation (conventional and renewable sources) and Energy transmission	Company type	Equity interest	Location (state)	Number of plants / type of energy	Total	CPFL share

CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-held corporation	Direct 100%	São Paulo e Goiás	3 Hydropower (a)	1295	678
CERAN - Companhia Energética Rio das Antas ("CERAN")	Privately-held corporation	Indirect 65%	Rio Grande do Sul	3 Hydropower	360	234
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Privately-held corporation	Indirect 51% (d)	Santa Catarina e Rio Grande do Sul	1 Hydropower	855	436
Campos Novos Energia S.A. ("ENERCAN")	Privately-held corporation	Indirect 48.72%	Santa Catarina	1 Hydropower	880	429
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-held corporation	Indirect 25.01%	Santa Catarina e Rio Grande do Sul	1 Hydropower	690	173
Centrais Elétricas da Paraíba S.A. ("EPASA")	Privately-held corporation	Indirect 53.34%	Paraíba	2 Thermal	342	182
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Privately-held corporation	Indirect 59.93% (b)	Tocantins	1 Hydropower	903	38
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-held corporation	Direct and Indirect 99.94%	(c)	(c)	(c)	(c)
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited liability company	Direct 100%	São Paulo e Minas Gerais	6 SHPs	4	4
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Privately-held corporation	Indirect 100%	São Paulo	n/a	n/a	n/a
CPFL Transmissão Morro Agudo S.A ("CPFL Transmissão Morro Agudo")	Privately-held corporation	Indirect 100%	São Paulo	n/a	n/a	n/a
CPFL Transmissão Maracanaú S.A. (“CPFL Maracanaú”) (e)	Privately-held corporation	Indirect 100%	Ceará	n/a	n/a	n/a
CPFL Transmissão Sul I S.A. (“CPFL Sul I”)	Privately-held corporation	Indirect 100%	Santa Catarina	n/a	n/a	n/a
CPFL Transmissão Sul II S.A. (“CPFL Sul II”)	Privately-held corporation	Indirect 100%	Rio Grande do Sul	n/a	n/a	n/a
Transmissoras	Privately-held corporation	Indirect 100%	São Paulo, Santa Catarina e Rio Grande do Sul	n/a	n/a	n/a

Energy commercialization	Company type	Core activity	Equity interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Privately-held corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda ("CPFL Meridional")	Limited liability company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização de Energia Cone Sul Ltda ("CPFL Cone Sul")	Limited liability company	Energy commercialization	Indirect 100%
CPFL Planalto Ltda ("CPFL Planalto")	Limited liability company	Energy commercialization	Direct 100%
CPFL Brasil Varejista de Energia Ltda ("CPFL Brasil Varejista")	Limited liability company	Energy commercialization	Indirect 100%

Provision of services	Company type	Core activity	Equity interest
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Privately-held corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
Nect Serviços Administrativos de Infraestrutura Ltda ("CPFL Infra")	Limited liability company	Provision of infrastructure and fleet services	Direct 100%
Nect Servicos Administrativos de Recursos Humanos Ltda ("CPFL Pessoas")	Limited liability company	Provision of human resources services	Direct 100%
Nect Servicos Administrativos Financeiros Ltda ("CPFL Finanças")	Limited liability company	Provision of financial services	Direct 100%
Nect Servicos Adm de Suprimentos E Logistica Ltda ("CPFL Supre")	Limited liability company	Supply and logistics services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda ("CPFL Atende")	Limited liability company	Provision of call center services	Direct 100%
CPFL Total Serviços Administrativos Ltda ("CPFL Total")	Limited liability company	Collection services	Direct 100%
CPFL Eficiência Energética Ltda ("CPFL Eficiência")	Limited liability company	Energy efficiency management	Direct 100%
TI Nect Serviços de Informática Ltda ("Authi")	Limited liability company	Provision of IT services	Direct 100%
CPFL Geração Distribuída de Energia Ltda ("CPFL GD")	Limited liability company	Provision of maintenance services for energy generation companies	Indirect 100%

a)     CPFL Geração has 51.54% of the assured energy and power of the Serra da Mesa hydropower plant, which concession is owned by Furnas.

b)     Paulista Lajeado holds a 7% interest in the installed power of Investco S.A. (5.94% interest in total capital).

c)     CPFL Renováveis has operations in the states of São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul and its main activities are: (i) holding investments in companies of the renewable energy segment; (ii) identification, development, and exploration of generation potentials; and (iii) sale of electric energy. At March 31, 2020, CPFL Renováveis had a portfolio of 107 enterprises with 2,446,3 MW of installed capacity (2,132.7  MW in operation):

•        Hydropower generation: 41 SHP’s (481.1 MW) with 40 SHPs in operation (453,1 MW) and 1 SHPs under construction/development (28 MW);

•        Wind power generation: 57 enterprise (1,594.1  MW) with 45 in operation (1,308.5 MW) and 12 under construction/development (285.6 MW);

•        Biomass power generation: 8 plants in operation (370  MW);

•        Solar power generation: 1 solar plant in operation (1.1 MW).

d)     The joint venture Chapecoense has as its direct subsidiary Foz do Chapecó and fully consolidates its financial statements.

1.1 - New York Stock Exchange delisting

On December 18, 2018, the Company's Board of Directors Meeting approved the Company’s intention to: (i) terminate the Second Amended and Restated Deposit Agreement (“Deposit Agreement”) with Citibank N.A. (“Citibank”) with respect to its American Depositary Receipts (“ADRs”); (ii) delist its American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”); and (iii) once the Company complies with the applicable requirements, cancel its registration with the U.S. Securities and Exchange Commission (“SEC”). The Company believes that the economic rationale for maintaining a listing on the NYSE has decreased partly due to: (i) increases in the volume of Brazilian shares traded on B3 S.A. – Bolsa, Brasil, Balcão (“B3”) in Brazil by foreign investors due to the internationalization of the Brazilian financial and capital markets, as well as the narrowing of the differences between the Brazilian and the US international financial reporting standards; and (ii) a downward trend in recent years in the trading volume of the Company's ADSs on the NYSE.

On February 10, 2020, the Company, through a Notice to the Market, informed that the delisting of its NYSE ADSs, mentioned in item (ii) above, will be effective as of this date.

1.2 - Impacts of COVID-19

On March 11, 2020, the World Health Organization (WHO) declared the coronavirus (COVID-19) to be a pandemic. The outbreak triggered significant decisions from governments and private sector entities that added to the potential impact of the outbreak, increased the degree of uncertainty for economic agents and may impact financial statements. The world’s main economies and the main economic blocs are assessing significant stimulus packages to overcome the potential economic recession that the measures to mitigate the spread of COVID-19 may cause.

In Brazil, the executive and legislative branches of the government edited various acts to prevent and contain the pandemic, as well as to mitigate the respective economic impacts, particularly Legislative Decree No. 6, edited on March 20, 2020, which declared a state of public calamity. The state and municipal governments also edited various acts seeking to restrict the free movement of people and commercial and service activities, in addition to making emergency investments in the healthcare sector available.

Management has constantly assessed the impact of the outbreak on the operations and the equity and financial position of the Company and its subsidiaries, in order to implement the appropriate measures to mitigate the impact to operations. Up until the authorization date for the issuance of this interim financial information, the following measures have been taken and the primary matters that are constantly being monitored are listed below:

•	Implementing temporary measures for employees, such as home office plans, adapting collective spaces to avoid agglomerations of people, and other applicable measures relating to health;
•

Negotiating with suppliers of equipment to evaluate delivery deadlines in light of the new scenario, being that so far there have not been any indications of significant risks of delay that could impact operations;

•	Evaluating contractual terms with financial institutions relating to loans and financing as well as supplier payments to mitigate any potential liquidity risks;
•	Monitoring the variations of market indexes that may affect loans, financing and debentures;
•

Evaluating potential renegotiations with customers, due to a possible macroeconomic downturn and a consequent reduction in energy consumption. Management’s initial expectation is that such renegotiations will be mostly directed towards temporary shifts in contracted quantities, and there is no expectation that there will be material losses in the respective total revenues and, consequently, in the recoverability of assets;

•	Monitoring possible over-contracting of the Group’s distributors due to load reductions and consequent energy surpluses exceeding the 5% provided for in the regulatory requirements;
•

Monitoring the default of the Group’s distributors, especially in light of the 90-day suspension beginning March 25, 2020 of the service interruption due to delinquency for certain consumers (residential and essential services, in accordance with the specific rules established by ANEEL). Management’s expectation is that most of this impact will be temporary, until the service interruption due to delinquency policies are reestablished and/or new possible actions to offset these impacts through regulatory mechanism may be implemented.

Due to the relevance and complexity of these matters from a regulatory perspective, many of these issues are being discussed with the regulatory agency, ANEEL.

Taking into consideration all the analyzes carried out on matters relating to the possible impacts of COVID-19 on its business and that of its subsidiaries, the Company concluded that for the quarter ended March 31, 2020, there are no material effects on its interim accounting information.

The financial and economic effect on the Company and its subsidiaries during the course of the 2020 financial year will depend on the outcome of this crisis and its macroeconomic impacts, especially with respect to reductions in economic activity, as well as the extent of social isolation.

(2)           PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

2.1 Basis of preparation

This interim individual (Parent Company) and consolidated financial statement has been prepared and is being presented in accordance with the International Accounting Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standard Board – IASB, and also based on standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Quarterly Financial Information (ITR), in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting.

The Company and its subsidiaries (“Group”) also follows the guidelines of the Accounting Manual of the Brazilian Electricity Sector and the standards laid down by the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL), when these do not conflict with the accounting practices adopted in Brazil and/or International Financial Reporting Standards.

The accounting practices and criteria adopted in preparing these individual and consolidated interim financial statements are consistent with those adopted in preparing the financial statements at December 31, 2019,  and therefore should be read together.

Management states that all material information of the interim financial statements is disclosed and corresponds to what is used in the Group's management.

The interim financial statements were authorized for issue by Management and on May 11, 2020.

2.2 Basis of measurement

The interim financial statements has been prepared on the historical cost basis except for the following items recorded in the statements of financial position: i) derivative financial instruments measured at fair value and ii) non derivative financial instruments measured at fair value through profit or loss. The classification of the fair value measurement in the level 1, 2 or 3 categories (depending on the degree of observance of the variables used) is presented in note 34 – Financial Instruments.

2.3 Use of estimates and judgments

The preparation of the interim financial statements requires the Group’s management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.

By definition, the accounting estimates are rarely the same as the actual results. Accordingly, the Group’s management review the estimates and assumptions on an ongoing basis, based on previous experience and other relevant factors. Adjustments resulting from revisions to accounting estimates are recognized in the period in which the estimates are revised and applied on a prospective basis.

The main accounts that require the adoption of estimates and assumptions, which are subject to a greater degree of uncertainty and may result in a material adjustment if these estimates and assumptions suffer significant changes in subsequent periods, are:

•        Note 7 – Consumers, concessionaires and licensees (Allowance for doubtful accounts: key assumptions regarding to the expected credit loss – ECL and premises for measuring the supply and Tariff for use of the distribution system (“TUSD”) not invoiced);

•        Note 9 – Sector financial asset and liability (Regulatory discretion and judgement over certain items);

•        Note 10 – Deferred tax assets and liabilities (recognition of assets: availability of future taxable profit against which the tax losses can be utilized);

•        Note 11 – Concession financial asset (assumptions for fair value measurement, based on significant unobservable inputs, see note 34);

•        Note 12 – Other assets (allowance for doubtful accounts: key assumptions regarding to the expected credit loss - ECL);

•        Note 14 – Property, plant and equipment (definition of useful lives and key assumptions regarding recoverable amounts);

•        Note 15 – Intangible assets (key assumptions regarding recoverable amounts);

•        Note 18 – Borrowings (key assumptions used in the fair value measurement);

•        Note 19 – Debentures (key assumptions used in the fair value measurement);

•        Note 16 – Contract Asset (key assumptions regarding recoverable amounts);

•        Note 20 – Private pension plan (key actuarial assumptions used in the measurement of defined benefit obligations);

•        Note 23 – Provision for tax, civil and labor risks and escrow deposits (recognition and measurement: key assumptions on the probability and magnitude of outflow of resources); and

•        Note 34 - Financial instruments – derivatives (key assumptions used in the fair value measurement).

2.4 Functional currency and presentation currency

The Group’s functional currency is the Brazilian Real, and the individual and consolidated interim financial statements is being presented in thousands of reais. Figures are rounded only after sum-up of the amounts. Consequently, when summed up, the amounts stated in thousands of reais may not tally with the rounded totals.

2.5 Segment information

An operating segment is a component of the Company (i) that engages in operating activities from which it earns revenues and incurs expenses, (ii) whose operating results are regularly reviewed by Management to make decisions about resources to be allocated and assess the segment's performance, and (iii) for which individual financial information is available.

The Group’s officers use reports to make strategic decisions, segmenting the business into: (i) electric energy distribution activities (“Distribution”); (ii) electric energy generation and transmission from conventional sources activities (“Generation”); (iii) electric energy generation activities from renewable sources (“Renewables”); (iv) energy commercialization activities (“Commercialization”); (v) service activities (“Services”); and (vi) other activities not listed in the previous items.

2.6 Information on equity interests

The Company's equity interests in direct and indirect subsidiaries and joint ventures are described in note 1. Except for (i) the companies ENERCAN, BAESA, Chapecoense and EPASA, which use the equity method of accounting, and (ii) the non-controlling interest in the investment stated at cost by the subsidiary Paulista Lajeado in Investco S.A., all other entities are fully consolidated.

At March 31, 2020 and December 31, 2019 and for the quarters and three months periods ended March 31, 2020 and 2019 the noncontrolling interests in the consolidated balances refer to interests held by third parties in subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

2.7 Statement of value added

The Company has prepared the individual and consolidated statements of value added (“DVA”) in conformity with technical pronouncement CPC 09 - Statement of Value Added, which are presented as an integral part of the interim financial statements in accordance with accounting practices adopted in Brazil and as supplementary information to the interim financial statements in accordance with IFRS, as this statement is neither provided for nor required by IFRS.

(3)           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the changes noted bellow these interim financial information of the Group was prepared based on the same accounting policies described in notes 3.1 to 3.17 disclosed in the financial statements for the year ended December 31, 2019. Effects of the changes in accounting policies on the group's consolidated financial statements for the year ended December 31, 2020 are also expected.

Nature and effect of changes: financial instruments – financial liabilities measured at fair value through profit or loss

Financial liabilities are initially recognized on the date in which they are originated or on the trade date in which the Company or its subsidiaries become a party to the contractual provisions of the instrument and may be measured at fair value through profit or loss or at amortized cost. As of the first quarter of 2020, the Company recognized the changes in fair values related to borrowings in foreign currency designated at fair value exclusively through profit or loss, since there were no material changes attributable to your credit risk in the components that make up the fair value. See note 18.

(4)           FAIR VALUE MEASUREMENT

A number of the Group’s accounting policies and disclosures require the fair value measurement, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and / or disclosure purposes based on the following methods. When applicable, additional information on the assumptions made in the fair value measurement is disclosed in the notes specific to that asset or liability.

The Group measures fair value as the value at which an asset can be traded, or a liability settled, between interested parties, knowledgeable of the business and independent from each other, with the absence of factors that put pressure on the settlement of the transaction or that characterize a compulsory transaction.

- Property, plant and equipment, intangible assets and contract asset

The fair value of items of property, plant and equipment, intangible and contract asset is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

- Financial instruments

Financial instruments measured at fair value are valued based on quoted prices in an active market, or, if such prices are not available, they are assessed using pricing models, applied individually to each transaction, taking into consideration future cash flows, based on the contractual conditions, discounted to present value at rates obtained from market interest curves, having as a basis, whenever available, information obtained from the websites of B3 S.A. and “Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais – ANBIMA” (note 34) and also includes the debtor's credit risk rate.

The right to compensation, to be paid by the Federal Government when the distribution concessionaires’ assets are handed over at the end of the concession period are classified as measured at fair value through profit or loss. The methodology adopted for valuing these assets is based on the tariff review process for distributors. This process, conducted every four or five years according to each concessionaire, involves assessing the replacement price of the distribution infrastructure, in accordance with criteria established by the granting authority (“ANEEL”). This valuation basis is also used for establishing the distribution tariff, which is adjusted annually up to the next tariff review, based on main inflation indices.

Accordingly, at the time of the tariff review, each distribution concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the granting authority and uses the Extended Consumer Price Index (“IPCA”) as the best estimates for adjusting the original value until the next tariff review process.

(5)           CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Bank balances	1,095	2,195	159,933	450,622
Short-term financial investments	85,153	31,714	5,409,572	1,486,541
Private credit notes (a)	85,153	31,714	4,560,375	1,279,740
Investment funds (b)	-	-	849,197	206,801
Total	86,248	33,909	5,569,505	1,937,163

a)   Short-term investments in: (i) Bank Certificates of Deposit (CDB) amounting to R$ 4,289,846 (R$ 994,521 in December 31, 2019,  (ii) secured debentures amounting to R$ 270,169 (R$ 284,863 in December 31, 2019 and (iii) leasing notes amounting to 360 (R$ 352 in December 31, 2019). All with major financial institutions that operate in the Brazilian financial market, with daily liquidity, short term maturity, low credit risk and interest equivalent, on average, to 100.34% of the CDI.

b)   Investments funds, with high liquidity and interest equivalent, on average, to 96.5% of the CDI, subject to floating rates tied to the CDI linked to federal government bonds, CDBs, financial bills and secured debentures of major financial institutions, with low credit risk and short term maturity.

(6)           MARKETABLE SECURITIES

	Consolidated
Marketable securities	March 31, 2020	December 31, 2019
Through investment funds (a)	10	449,786
Direct investment (b)	936	401,218
Total	946	851,004

In March 31, 2020, it represents mostly capitalization bonds with equal participation in savings accounts. In December 31, 2019, this refers to amounts invested in government securities (a) Financial Bills ("LF") and Financial Treasury Bills ("LFT"), through investment fund quotas, yielding on average 99.87% of the CDI and (b) LFT, yielding on average 100% of the CDI.

(7)           CONSUMERS, CONCESSIONAIRES AND LICENSEES

The consolidated balance includes mainly activities from the supply of electric energy, broken down as follows at March 31, 2020 and December 31, 2019:

	Consolidated
	Amounts not due	Past due		Total
		until 90 days	> 90 days	March 31, 2020	December 31, 2019
Current
Consumer classes
Residential	843,056	654,200	83,900	1,581,156	1,560,630
Industrial	284,915	98,337	90,303	473,556	504,078
Commercial	311,283	114,762	34,786	460,831	498,499
Rural	103,912	37,012	10,686	151,610	149,864
Public administration	85,414	22,090	8,261	115,765	119,389
Public lighting	62,954	5,782	5,810	74,546	79,373
Public utilities	99,185	14,600	7,143	120,928	124,655
Billed	1,790,719	946,783	240,889	2,978,392	3,036,488
Unbilled	1,311,237	-	-	1,311,237	1,230,883
Financing of consumers' debts	169,787	39,065	36,492	245,344	247,431
CCEE transactions	178,241	2,740	31,626	212,607	350,354
Concessionaires and licensees	330,758	1,551	11,708	344,017	403,628
Others	52,578	-	-	52,578	50,191
	3,833,320	990,139	320,715	5,144,175	5,318,975
Allowance for doubtful accounts				(338,585)	(333,396)
Total				4,805,590	4,985,578

Noncurrent
Financing of consumers' debts	167,574	-	-	167,574	179,045
Energia livre	6,808	-	-	6,808	6,739
CCEE transactions	242,684	339,651	-	582,335	527,284
Total	417,066	339,651	-	756,717	713,068

Allowance for doubtful accounts

The allowance for doubtful debts is set up based on the expected credit loss (ECL), adopting the simplified method of recognizing, based on the history and future probability of default. The allowance methodology is detailed in note 34.f.

Movements in the allowance for doubtful accounts are shown below:

	Consumers, concessionaires and licensees	Other assets (note 12)	Total
At December 31, 2019	(333,396)	(29,019)	(362,415)
Allowance - reversal (recognition)	(105,322)	96	(105,226)
Recovery of revenue	47,367	15	47,382
Write-off of accrued receivables	52,766	(15)	52,751
At March 31, 2020	(338,585)	(28,923)	(367,508)

The effects and disclosures in these interim financial statements, resulting from the pandemic caused by Covid-19, are described in note 1.2.

(8)           TAXES RECOVERABLE

	Parent Company		Consolidated
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Current
Prepayments of social contribution – CSLL	-	-	20,285	5,088
Prepayments of income tax - IRPJ	-	-	55,503	12,522
Income tax and social contribution to be offset	78	78	85,326	70,088
Income tax and social contribution to be offset	78	78	161,115	87,698

Withholding income tax - IRRF on interest on capital	8,958	40,099	8,958	40,432
Withholding income tax - IRRF	19,774	18,847	79,772	80,499
State VAT - ICMS to be offset	-	-	148,103	144,415
Social Integration Program - PIS	-	-	10,763	10,958
Contribution for Social Security Funding - COFINS	-	-	50,256	51,084
Others	-	-	4,647	4,039
Other taxes to be offset	28,732	58,947	302,499	331,428

Total current	28,810	59,025	463,614	419,126

Noncurrent
Social contribution to be offset - CSLL	-	-	692	65,589
Income tax to be offset - IRPJ	-	-	35,952	35,939
Income tax and social contribution to be offset	-	-	36,644	101,528

State VAT - ICMS to be offset	-	-	193,351	191,523
Social Integration Program - PIS	-	-	31,189	30,987
Contribution for Social Security Funding - COFINS	-	-	143,709	142,779
Others	-	-	4,837	5,306
Other taxes to be offset	-	-	373,086	370,595

Total noncurrent	-	-	409,730	472,123

Exclusion of ICMS from the PIS and COFINS tax base

A number of subsidiaries of the Group are parties to several pending legal proceedings involving the Brazilian federal government that address the exclusion of ICMS amounts from the PIS and COFINS tax base, and right to receive refunds of other amounts previously paid. In 2019, CPFL Santa Cruz (related to the original lawsuit presented by four merged companies - CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa) received a favorable final judicial decision on these matters, which is not subject to further appeal. As a result, CPFL Santa Cruz recognized a tax credit of R$ 166,870 using the calculation method in accordance with the “Federal Revenue Orientation 13/2018”. On 2019, CPFL Santa Cruz recognized a liability related to tax credits that need to be refunded to the relevant consumers for the maximum period of 10 years.

(9)           SECTOR FINANCIAL ASSET AND LIABILITY

The breakdown of the balances of sector financial asset and liability and the movement for the period are as follows:

	Consolidated
	At December 31, 2019			Operating income (note 27)		Financial income or expenses (note 30)	At March 31, 2020
	Deferred	Approved	Total	Constitution	Through billing	Monetary adjustment	Deferred	Approved	Total
Parcel ''A''	891,247	497,977	1,389,225	(96,500)	(318,660)	11,178	757,029	228,216	985,244
CVA (*)
CDE (**)	1,277	118,083	119,360	145,023	(69,645)	1,450	137,394	58,794	196,188
Electric energy cost	294,291	180,446	474,737	(511,555)	(117,985)	4,696	(196,618)	46,512	(150,107)
ESS and EER (***)	(341,381)	(301,275)	(642,656)	(118,480)	179,370	(6,030)	(441,422)	(146,374)	(587,796)
Proinfa	881	23,361	24,242	(26,575)	(10,686)	(21)	(25,074)	12,034	(13,040)
Basic network charges	180,686	7,967	188,654	79,032	(9,312)	1,132	240,204	19,302	259,506
Pass-through from Itaipu	848,587	542,747	1,391,334	361,323	(320,921)	12,731	1,155,707	288,760	1,444,467
Transmission from Itaipu	29,275	18,763	48,038	9,231	(10,749)	445	36,982	9,983	46,965
Neutrality of sector charges	9,636	(34,324)	(24,688)	(24,512)	24,634	(9)	(11,820)	(12,755)	(24,575)
Overcontracting	(132,005)	(57,791)	(189,796)	(9,987)	16,634	(3,216)	(138,324)	(48,040)	(186,364)
Other financial components	(285,566)	(109,885)	(395,451)	(44,792)	(3,391)	(3,583)	(323,344)	(123,873)	(447,217)

Total	605,681	388,092	993,775	(141,292)	(322,051)	7,595	433,685	104,343	538,026

Current assets			1,093,588						899,766
Noncurrent assets			2,748						5,441
Noncurrent liabilities			(102,561)						(367,181)

(*)        Deferred tariff costs and gains variations from Parcel “A” items

(**)       Energy Development Account – CDE

(***)     System Service Charge (ESS) and Reserve Energy Charge (EER)

The details of the nature of each sector financial asset and liability are provided in Note 9 to the financial statements at December 31, 2019.

The effects and disclosures in these interim financial statements, resulting from the pandemic caused by Covid-19, are described in note 1.2.

(10) DEFERRED TAX ASSETS AND LIABILITIES

10.1         Breakdown of tax assets and liabilities

	Parent Company		Consolidated
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Social contribution credit/(debit)
Tax losses carryforwards	23,344	22,174	197,749	124,852
Tax benefit of merged intangible	-	-	87,566	89,511
Temporarily nondeductible/taxable differences	52	553	(441,661)	(218,616)
Subtotal	23,396	22,727	(156,346)	(4,254)

Income tax credit / (debit)
Tax losses carryforwards	62,854	61,209	546,943	345,462
Tax benefit of merged intangible	-	-	282,146	288,754
Temporarily nondeductible/taxable differences	144	1,537	(1,220,017)	(602,934)
Subtotal	62,998	62,747	(390,930)	31,282

PIS and COFINS credit/(debit)
Temporarily nondeductible/taxable differences	-	-	(11,158)	(10,380)

Total	86,394	85,474	(558,434)	16,647

Total tax credit	86,394	85,474	562,406	1,064,716
Total tax debit	-	-	(1,120,840)	(1,048,069)

The expected recovery of the deferred tax assets arising from nondeductible temporary differences, tax benefit of merged intangible and income tax and social contribution losses, is based on the projections of future profits, approved by the Board of Directors and reviewed by the Fiscal Council.

10.2         Tax benefit of merged intangible asset

Refers to the tax benefit calculated on the intangible assets derived from the acquisition of subsidiaries, as shown in the following table, which were merged and are recognized in accordance with the concepts of CVM Instructions No. 319/1999 and No. 349/2001 and ICPC 09 (R2) - Individual Financial Statements, Separate Financial Statements, Consolidated financial statements and Application of the Equity Method. The benefit is being realized in proportion to the tax amortization of the merged intangible assets that originated them as per CPC 27 and CPC 04 (R1) - Clarification of acceptable methods of depreciation and amortization, over the remaining concession period, as shown in note 15.

	Consolidated
	March 31, 2020		December 31, 2019
	Social Contribution	Income tax	Social Contribution	Income tax
CPFL Paulista	35,464	98,510	36,620	101,723
CPFL Piratininga	8,886	30,496	9,145	31,385
RGE	43,216	142,693	43,746	144,878
CPFL Geração	-	10,446	-	10,769
Total	87,566	282,146	89,511	288,754

10.3  Accumulated balances on nondeductible temporary / taxable differences

	Consolidated
	March 31, 2020			December 31, 2019
	Social Contribution	Income tax	PIS/COFINS	Social Contribution	Income tax	PIS/COFINS
Temporarily nondeductible/ taxable differences
Provision for tax, civil and labor risks	37,355	103,765	-	41,817	116,158	-
Private pension fund	4,643	12,897	-	4,006	11,127	-
Allowance for doubtful accounts	33,727	93,686	-	33,288	92,466	-
Free energy supply	9,716	26,988	-	9,632	26,756	-
Research and development and energy efficiency programs	32,720	90,890	-	33,289	92,468	-
Personnel-related provisions	7,830	21,750	-	6,225	17,293	-
Depreciation rate difference	3,914	10,871	-	4,097	11,380	-
Derivatives	(195,473)	(542,980)	-	(46,344)	(128,733)	-
Recognition of concession - adjustment of intangible asset	(5,167)	(14,354)	-	(5,352)	(14,867)	-
Recognition of concession - adjustment of financial asset	(184,071)	(511,306)	-	(171,599)	(476,664)	-
Actuarial losses	25,594	71,095	-	25,567	71,020	-
Fair value measurement - Derivatives	(20,958)	(58,216)	-	(8,670)	(24,082)	-
Fair value measurement - Debts	(244)	(676)	-	9,440	26,222	-
Other	(31,347)	(85,204)	(11,158)	(28,477)	(77,238)	(10,380)
Temporarily nondeductible differences - accumulated comprehensive income:
Property, plant and equipment - adjustment of deemed cost	(44,760)	(124,333)	-	(45,568)	(126,578)	-
Actuarial losses	111,492	309,699	-	137,853	382,925	-
Fair value measurement - Derivatives	(4,004)	(11,120)	-	(318)	(883)	-
Fair value measurement - Debts	(17,665)	(49,069)	-	(6,638)	(18,439)	-
Temporarily nondeductible differences - business combination
Deferred taxes - asset:
Provision for tax, civil and labor risks	10,696	29,712	-	10,748	29,855	-
Fair value of property, plant and equipment (negative value added of assets)	17,975	49,931	-	18,344	50,955	-
Deferred taxes - liability:
Value added derived from determination of deemed cost	(18,907)	(52,520)	-	(19,177)	(53,270)	-
Intangible asset - exploration right/authorization	(209,870)	(582,973)	-	(216,651)	(601,809)	-
Other temporary differences	(4,858)	(8,552)	-	(4,128)	(8,995)	-
Total	(441,661)	(1,220,017)	(11,158)	(218,616)	(602,934)	(10,380)

10.4  Reconciliation of the income tax and social contribution amounts recognized in the statements of profit or loss for the quarters and three-month period ended by March 31, 2020 and 2019:

	Parent Company
	1st quarter 2020		1st quarter 2019
	Social Contribution	Income tax	Social Contribution	Income tax
Income before taxes	889,221	889,221	603,394	603,394
Adjustments to reflect effective rate:
Equity in subsidiaries, associates and joint ventures	(899,415)	(899,415)	(611,777)	(611,777)
Amortization of intangible asset acquired	(3,382)	-	(3,382)	-
Other permanent additions (exclusions), net	6,150	9,589	4,154	10,898
Tax base	(7,426)	(605)	(7,611)	2,515
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	668	151	685	(629)
Recorded (unrecognized) tax credit, net	-	-	-	-
Total	668	151	685	(629)

Current	-	(100)	(1)	(420)
Deferred	668	251	686	(209)

	Consolidated
	1st quarter 2020		1st quarter 2019
	Social Contribution	Income tax	Social Contribution	Income tax
Profit before taxes	1,390,248	1,390,248	906,472	906,472
Reconciliation to reflect effective rate:
Equity in subsidiaries	(85,160)	(85,160)	(85,775)	(85,775)
Amortization of intangible asset acquired	12,162	15,689	12,162	15,689
Effect of presumed profit system	(78,281)	(95,070)	(45,296)	(52,646)
Adjustment of revenue from excess demand and excess reactive power	43,383	43,383	45,387	45,387
Other permanent additions (exclusions), net	71,892	76,754	17,549	12,512
Tax base	1,354,244	1,345,844	850,499	841,639
Statutory rate	9%	25%	9%	25%
Tax credit/(debit)	(121,882)	(336,461)	(76,545)	(210,410)
Recorded (unrecognizad) Tax credit,net	(8,000)	(19,581)	(13,506)	(35,654)
Provision for tax risks	(26)	(172)	-	-
Total	(129,908)	(356,214)	(90,050)	(246,064)

Current	(15,687)	(39,201)	(86,720)	(233,626)
Deferred	(114,221)	(317,013)	(3,330)	(12,439)

The effects and disclosures in these interim financial statements, resulting from the pandemic caused by Covid-19, are described in note 1.2.

(11) CONCESSION FINANCIAL ASSET

Consolidated
At December 31, 2019	8,779,717
Noncurrent	8,779,717
Transfer - contract asset	250,330
Transfer - intangible asset	18
Fair value adjustment	142,244
Disposals	(9,752)
At March 31, 2020	9,162,557
Noncurrent	9,162,557

The amount refers to the financial asset corresponding to the right established in the concession agreements of the energy distributors to receive cash by compensation upon the return of the assets to the granting authority at the end of the concession, measured at fair value.

According to the current tariff model, the remuneration for this asset is recognized in profit or loss upon billing to consumers and the realization occurs upon receipt of the electric energy bills. Moreover, the difference to adjust the balance at fair value (new replacement value) is recognized as a balancing item to the operating income account (note 27) in the statement of profit or loss for the period.

In the three-month period of 2020, the balance of write-offs of R$ 9,752 (R$ 6,316 in the three-month of 2019) refers to the write-off of the adjustment related to the asset in the amount of R$ 3,672 (R$ 2,773 in the three-month of 2019) and the write-off of the asset of R$ 6,080 (R$ 3,543 in the three-month of 2019).

(12)       OTHER ASSETS

	Consolidated
	Current		Noncurrent
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Advances - Fundação CESP	8,406	13,562	6,797	6,797
Advances to suppliers	55,807	43,587	-	-
Pledges, funds and restricted deposits	895	1,431	596,223	569,733
Orders in progress	151,041	130,954	9,756	9,448
Services rendered to third parties	19,793	23,388	-	-
Energy pre-purchase agreements	-	-	10,657	10,432
Prepaid expenses	84,257	76,756	4,054	4,608
GSF renegotiation	3,239	6,488	-	-
Receivables - CDE	139,836	147,470	-	-
Advances to employees	40,384	20,640	-	-
Others	214,764	212,904	134,340	135,000
(-) Allowance for doubtful debts (note 07)	(28,923)	(29,019)	-	-
Total	689,497	648,161	761,827	736,019

Receivables – CDE: refer to: (i) low-income subsidies amounting to R$ 20,091 (R$ 16,944 at December 31, 2019), (ii) other tariff discounts granted to consumers amounting to R$ 119,737 (R$ 130,516 at December 31, 2019), and (iii) tariff discounts – court injunctions amounting and tariff flag reimbursement to R$ 8 (R$ 9 at December 31, 2019)

(13)   INVESTMENTS

	Parent company		Consolidated
	March 31, 2020	December 31, 2019	December 31, 2019	March 31, 2020
Equity method
By equity method of the subsidiary and joint venture	13,017,118	11,741,300	1,051,566	988,516
Advances for future capital increases	44,160	14,160	-	-
Subtotal	13,061,278	11,755,460	1,051,566	988,516
Fair value of assets, net	546,218	565,617	9,336	9,481
Goodwill	6,054	6,054	-	-
Total	13,613,552	12,327,132	1,060,902	997,997

13.1         Equity interests – equity method

The main information on investments in direct equity interests is as follows:

	March 31, 2020				March 31, 2020	December 31, 2019	1st quarter 2020	1st quarter 2019
Investment	Total assets	Issued capital	Equity	Profit or loss for the period	Share of equity of investees		Share of profit (loss) of investees
CPFL Paulista	12,334,659	1,308,373	2,029,405	308,659	2,029,405	1,522,421	308,659	187,465
CPFL Piratininga	4,502,220	249,321	794,669	131,154	794,669	564,024	131,154	67,491
CPFL Santa Cruz	1,644,583	170,413	500,396	31,152	500,396	465,625	31,152	41,823
RGE	11,626,731	2,809,820	4,304,878	257,339	3,765,031	3,489,745	233,388	152,206
CPFL Geração	5,643,530	1,043,922	3,252,204	176,326	3,252,204	3,068,752	176,326	121,904
CPFL Renováveis	8,809,271	3,698,060	4,512,900	(31,532)	2,110,278	2,125,023	(14,745)	-
CPFL Jaguari Geração	71,127	40,108	60,911	2,600	60,911	58,310	2,600	2,310
CPFL Brasil	1,549,740	3,000	125,510	32,312	125,510	86,651	32,312	32,023
CPFL Planalto	7,911	630	7,580	1,114	7,580	6,466	1,114	946
CPFL Serviços	263,370	120,929	161,296	115	161,296	131,181	115	(143)
CPFL Atende	33,806	13,991	27,000	2,704	27,000	24,296	2,704	3,584
CPFL Infra	20,883	38	13,923	(102)	13,923	14,025	(102)	6,045
CPFL Pessoas	10,146	811	6,985	2,468	6,985	4,517	2,468	-
CPFL Finanças	12,648	385	8,632	3,066	8,632	5,566	3,066	-
CPFL Supre	6,417	826	4,031	764	4,031	3,267	764	-
CPFL Total	46,319	9,005	42,531	7,183	42,531	35,348	7,183	6,425
CPFL Telecom	4,397	1,928	4,199	11	4,199	4,188	11	24
CPFL Centrais Geradoras	19,611	16,128	16,178	158	16,178	16,020	158	224
CPFL Eficiência	139,105	76,073	118,598	408	118,598	118,189	408	(378)
AUTHI	23,358	10	11,923	77	11,923	11,846	77	7,570
Subtotal - by subsidiary's equity					13,061,278	11,755,460	918,812	629,519
Amortization of fair value adjustment of assets					-	-	(19,399)	(17,740)
Total					13,061,278	11,755,460	899,415	611,777

Investment					13,017,118	11,741,300
Advances for future capital increases					44,160	14,160

Asset surplus (value added) of net assets acquired in business combinations are classified in the parent’s statement of profit or loss in the group of Investments. In the parent company’s statement of profit or loss, the amortization of the asset surplus (value added) of net assets of R$ 19,399 (R$ 17,740 in the three-month period of 2019) is classified in line item “share of profit (loss) of investees”, in conformity with ICPC 09 (R2).

The movements, in the parent company, of the balances of investments in subsidiaries for the period are as follows:

Investment	Investment at December 31, 2019	Share of profit (loss) of investees	Other comprehensive income	Advances for future capital increases	Investment at March 31, 2020
CPFL Paulista	1,522,421	308,659	198,325	-	2,029,405
CPFL Piratininga	564,024	131,154	99,491	-	794,669
CPFL Santa Cruz	465,625	31,152	3,618	-	500,396
RGE	3,489,745	233,388	41,898	-	3,765,031
CPFL Geração	3,068,752	176,326	7,125	-	3,252,204
CPFL Renováveis	2,125,023	(14,745)	-	-	2,110,278
CPFL Jaguari Geração	58,310	2,600	-	-	60,911
CPFL Brasil	86,651	32,312	6,547	-	125,510
CPFL Planalto	6,466	1,114	-	-	7,580
CPFL Serviços	131,181	115	-	30,000	161,296
CPFL Atende	24,296	2,704	-	-	27,000
CPFL Infra	14,025	(102)	-	-	13,923
CPFL Pessoas	4,517	2,468	-	-	6,985
CPFL Finanças	5,566	3,066	-	-	8,632
CPFL Supre	3,267	764	-	-	4,031
CPFL Total	35,348	7,183	-	-	42,531
CPFL Telecom	4,188	11	-	-	4,199
CPFL Centrais Geradoras	16,020	158	-	-	16,178
CPFL Eficiência	118,189	408	-	-	118,597
AUTHI	11,846	77	-	-	11,923
	11,755,460	918,812	357,004	30,000	13,061,278

In the consolidated, the investment balances refer to interests in joint ventures accounted for using the equity method:

	March 31, 2020	December 31, 2019	1st quarter 2020	1st quarter 2019
Investments in joint ventures	Share of equity		Share of profit (loss)

Baesa	133,622	156,185	(307)	3,467
Enercan	242,439	207,868	34,571	30,483
Chapecoense	414,415	381,219	33,195	30,000
EPASA	261,089	243,244	17,845	21,971
Fair value adjustments of assets, net	9,336	9,481	(145)	(145)
	1,060,902	997,997	85,160	85,775

13.2         Fair value adjustments and goodwill

Fair value adjustments refer basically to the right to the concession acquired through business combinations. The goodwill refers basically to acquisitions of investments and is based on projections of future profits.

In the interim financial statements, these amounts are classified as Intangible Assets (note 15).

13.3          Dividends and interest on capital receivable

At March 31, 2020 and December 31, 2019, the Company has the following amounts receivable from the subsidiaries below, relating to dividends and interest on capital:

	Parent Company
	Dividend		Interest on capital		Total
Subsidiary	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
CPFL Paulista	374,789	504,789	115,928	115,928	490,717	620,717
CPFL Piratininga	32,172	32,172	35,254	35,254	67,426	67,426
CPFL Santa Cruz	3,473	3,473	39,728	39,728	43,201	43,201
CPFL Geração	-	-	53,937	53,937	53,937	53,937
CPFL Centrais Geradoras	815	815	-	-	815	815
CPFL Jaguari Geração	10,194	10,194	-	-	10,194	10,194
CPFL Brasil	-	-	-	1,200	-	1,200
CPFL Serviços	3,193	3,193	-	-	3,193	3,193
CPFL Atende	-	-	-	343	-	343
CPFL Eficiência	2,629	2,630	2,550	2,550	5,179	5,179
AUTHI	10,000	10,000	-	-	10,000	10,000
	437,265	567,266	247,397	248,940	684,663	816,205

The consolidated balance includes dividends and interest on capital receivable amounting to R$ 122,552 at March 31, 2020 and R$ 100,297 at December 31, 2019 related basically to joint ventures.

13.4         Noncontrolling interests and joint ventures

The disclosure of interests in subsidiaries, in accordance with IFRS 12 and CPC 45, is as follows:

13.4.1     Movements in noncontrolling interests

	CERAN	CPFL Renováveis	Paulista Lajeado	Total
At December 31, 2019	104,134	104,532	80,191	288,857
Equity interest and voting capital	35.00%	0.06%	40.07%

Equity attributable to noncontrolling interests	10,020	2,032	2,032	14,085
Dividends	-	(4,200)	-	(4,200)
Other movements	-	-	(20)	(20)
At March 31, 2020	114,154	102,364	82,203	298,721
Equity interest and voting capital	35.00%	0.06%	40.07%

13.4.2     Summarized financial information on subsidiaries that have noncontrolling interests

The summarized financial information on subsidiaries that have noncontrolling interests at March 31, 2020 and December 31, 2019 and the three-month period ended at March 31, 2020 and 2019, is as follows:

BALANCE SHEET

	March 31, 2020			December 31, 2019
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Current assets	97,103	1,392,291	18,243	78,836	1,312,372	19,734
Cash and cash equivalents	59,755	949,663	11,487	33,140	412,579	9,564
Noncurrent assets	739,905	10,428,058	146,036	751,546	10,496,351	141,185

Current liabilities	188,492	1,589,064	34,165	215,198	1,545,741	35,374
Borrowings and debentures	109,613	611,144	-	106,128	617,030	-
Other financial liabilities	12,383	430,201	424	13,256	430,257	250
Noncurrent liabilities	322,365	5,618,546	786	317,660	5,616,562	782
Borrowings and debentures	211,168	4,396,400	-	211,051	4,387,676	-
Other financial liabilities	93,084	-	-	91,181	-	-
Equity	326,151	4,612,739	129,328	297,523	4,646,421	124,763
Equity attributable to owners of the Company	326,151	4,512,902	129,328	297,523	4,544,434	124,763
Equity attributable to noncontrolling interests	-	99,837	-	-	101,987	-

PROFIT OR LOSS

	1st quarter 2020			1st quarter 2019
	CERAN	CPFL Renováveis	Paulista Lajeado	CERAN	CPFL Renováveis	Paulista Lajeado
Net operating revenue	81,379	384,542	10,682	73,896	334,189	11,654
Operacional costs and expenses	(19,442)	(161,845)	(5,752)	(17,093)	(142,149)	(6,758)
Depreciation and amortization	(10,937)	(162,656)	(1)	(10,889)	(160,580)	(1)
Interest income	403	12,650	101	635	20,156	119
Interest expense	(8,331)	(78,014)	-	(8,861)	(115,360)	-
Income tax expense	(14,629)	(16,813)	(631)	(12,744)	(12,777)	(451)
Profit (loss) for the year	28,628	(29,482)	5,072	24,769	(93,023)	4,584
Attributable to owners of the Company	28,628	(31,532)	5,072	24,769	(95,864)	4,584
Attributable to noncontrolling interests	-	2,050	-	-	2,841	-

13.4.3     Joint ventures

The summarized financial information on joint ventures at March 31, 2020 and December 31, 2019 and the three-month periods ended at March 31, 2020 and 2019, is as follows:

BALANCE SHEET

	March 31, 2020				December 31, 2019
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Current assets	235,553	77,480	374,304	328,919	219,117	66,863	379,359	294,877
Cash and cash equivalents	103,004	48,796	241,441	140,802	77,290	18,315	240,645	96,130
Noncurrent assets	963,401	899,928	2,447,659	462,746	982,032	915,379	2,472,085	470,864

Current liabilities	312,120	150,940	377,944	91,240	390,817	72,383	451,803	93,512
Borrowings and debentures	128,359	-	138,459	37,219	133,548	-	138,759	35,660
Other financial liabilities	4,728	33,287	72,585	1,141	7,131	35,944	75,668	1,416
Noncurrent liabilities	389,248	292,103	1,631,441	210,976	383,699	285,269	1,652,152	216,233
Borrowings and debentures	255,791	-	879,482	105,481	255,756	-	913,308	115,842
Other financial liabilities	26,088	277,635	739,395	-	25,513	271,267	731,113	-
Equity	497,587	534,364	812,578	489,449	426,632	624,591	747,489	455,996

PROFIT OR LOSS

	1st quarter 2020				1st quarter 2019
	Enercan	Baesa	Chapecoense	Epasa	Enercan	Baesa	Chapecoense	Epasa
Net operating revenue	161,225	56,202	229,913	71,055	138,673	57,803	212,543	196,535
Operacional costs and expenses	(36,232)	(30,547)	(57,434)	(18,781)	(23,655)	(24,192)	(56,092)	(133,809)
Depreciation and amortization	(12,422)	(12,675)	(31,294)	(8,701)	(12,421)	(12,759)	(30,905)	(8,714)
Interest income	814	373	2,686	1,319	1,179	581	3,725	827
Interest expense	(5,599)	(14,400)	(45,463)	(2,859)	(8,504)	(625)	(38,239)	(3,895)
Income tax expense	(36,471)	(226)	(33,506)	(8,434)	(32,227)	(6,802)	(29,546)	(9,878)
Profit (loss) for the year	70,955	(1,227)	65,089	33,453	62,564	13,863	58,824	41,187
Equity Interests and voting capital	48.72%	25.01%	51.00%	53.34%	48.72%	25.01%	51.00%	53.34%

Even holding more than 50% of the equity interest in Epasa and Chapecoense, the subsidiary CPFL Geração jointly controls these investments with other shareholders. The analysis of the classification of the type of investment is based on the Shareholders' Agreement of each joint venture.

The borrowings from BNDES obtained by the joint venture Chapecoense establish restrictions on the payment of dividend to subsidiary CPFL Geração above the minimum mandatory dividend of 25% without the prior consent of BNDES.

13.4.4     Joint ventures operation

Through its wholly-owned subsidiary CPFL Geração, the Company holds part of the assets of the Serra da Mesa hydropower plant, located on the Tocantins River, in Goias State. The concession and the right to operate the hydropower plant are held by Furnas Centrais Elétricas S.A. In order to maintain these assets operating jointly with Furnas (jointly operation), CPFL Geração was assured 51.54% of the installed power of 1,275 MW (657 MW) and the assured energy of mean 637.5 MW (mean 328.57 MW) until 2028.

(14)       PROPERTY, PLANT AND EQUIPMENT

	Consolidated
	Land	Reservoirs, dams and water mains	Buildings, construction and improvements	Machinery and equipment	Vehicles	Furniture and fittings	In progress	Total
At December 31, 2019	167,228	1,314,749	940,779	6,281,123	46,136	7,070	326,625	9,083,710
Historical cost	224,053	2,226,232	1,599,104	9,999,155	105,863	23,447	326,625	14,504,478
Accumulated depreciation	(56,825)	(911,483)	(658,325)	(3,718,031)	(59,727)	(16,377)	-	(5,420,768)

Additions	-	-	-	-	-	-	48,822	48,822
Disposals	-	-	-	-	(15)	-	(1,513)	(1,528)
Transfers	852	193	68,513	18,905	6,305	166	(94,933)	-
Transfers from/to other assets - cost	-	-	(23)	5	-	-	18	-
Depreciation	(2,230)	(21,095)	(16,044)	(112,499)	(3,690)	(212)	-	(155,770)
Write-off of depreciation	-	-	-	-	10	-	-	10

At March 31, 2020	165,849	1,293,848	993,225	6,187,534	48,747	7,023	279,018	8,975,244
Historical cost	224,905	2,226,426	1,667,592	10,021,507	112,153	23,612	279,018	14,555,214
Accumulated depreciation	(59,056)	(932,577)	(674,368)	(3,833,973)	(63,406)	(16,589)	-	(5,579,970)

Average depreciation rate	3.86%	3.88%	3.93%	4.57%	13.67%	5.72%

The effects and disclosures in these interim financial statements, resulting from the pandemic caused by Covid-19, are described in note 1.2.

(15)   INTANGIBLE ASSETS

	Consolidated
	Goodwill	Concession right				Total
		Acquired in business combinations	Distribution infrastructure - operational	Public utilities	Other intangible assets
At December 31, 2019	6,115	3,483,750	5,728,040	23,065	79,981	9,320,953
Historical cost	6,152	7,495,458	12,814,937	35,840	238,352	20,590,739
Accumulated amortization	(37)	(4,011,708)	(7,086,896)	(12,774)	(158,372)	(11,269,787)

Additions	-	-	-	-	9,661	9,661
Amortization	-	(72,109)	(197,395)	(355)	(3,139)	(272,998)
Transfer - contract assets	-	-	186,022	-	-	186,022
Transfer - financial asset	-	-	(18)	-	-	(18)
Disposal and transfer - other assets	-	-	(11,826)	-	(9,500)	(21,326)

At March 31, 2020	6,115	3,411,641	5,704,823	22,711	77,002	9,222,291
Historical cost	6,152	7,495,458	12,989,114	35,840	238,513	20,765,076
Accumulated amortization	(37)	(4,083,818)	(7,284,291)	(13,129)	(161,511)	(11,542,786)

In the consolidated financial statements the amortization of intangible assets is recognized in the income statement as follows: (i) “depreciation and amortization” for amortization of distribution infrastructure intangible assets, use of public asset and other intangible assets; and (ii) “amortization of concession intangible asset” for amortization of the intangible asset acquired in business combination.

15.1 Intangible asset acquired in business combinations

The breakdown of the intangible asset related to the right to operate the concessions acquired in business combinations is as follows:

	Consolidated
	March 31, 2020			December 31, 2019	Annual amortization rate
	Historic cost	Accumulated amortization	Net value	Net value	2020	2019
Intangible asset - acquired in business combinations
Intangible asset acquired and not merged
CPFL Paulista	304,861	(229,470)	75,391	77,888	3.28%	3.28%
CPFL Piratininga	39,065	(27,953)	11,112	11,435	3.31%	3.31%
RGE	3,768	(2,413)	1,355	1,399	4.67%	4.68%
CPFL Geração	54,555	(39,640)	14,915	15,376	3.38%	3.38%
Jaguari Geração	7,896	(4,458)	3,438	3,505	3.41%	3.41%
CPFL Renováveis	3,653,906	(1,250,315)	2,403,591	2,443,397	4.36%	4.36%
Subtotal	4,064,052	(1,554,249)	2,509,802	2,553,000

Intangible asset acquired and merged
RGE	1,433,007	(1,036,282)	396,725	409,739	3.63%	3.63%
CPFL Geração	426,450	(345,888)	80,562	83,053	2.34%	2.34%
Subtotal	1,859,457	(1,382,171)	477,286	492,792

Intangible asset acquired and merged – reassembled
CPFL Paulista	1,074,026	(827,126)	246,901	254,952	3.00%	3.00%
CPFL Piratininga	115,762	(82,834)	32,928	33,887	3.31%	3.31%
Jaguari Geração	15,275	(9,411)	5,863	5,978	3.01%	3.01%
RGE	366,887	(228,025)	138,862	143,141	4.67%	4.67%
Subtotal	1,571,949	(1,147,398)	424,552	437,958

Total	7,495,458	(4,083,818)	3,411,641	3,483,750

The effects and disclosures in these interim financial statements, resulting from the pandemic caused by Covid-19, are described in note 1.2.

(16)    CONTRACT ASSET

	Distribution	Transmission	Consolidated
At December 31, 2019	1,068,207	279,003	1,347,210
Current	-	24,387	24,387
Noncurrent	1,068,207	254,616	1,322,822

Additions	460,768	7,825	468,593
Transfer - intangible assets in service	(186,022)	-	(186,022)
Transfer - financial assets	(250,330)	-	(250,330)
Monetary adjustment	-	8,632	8,632
Cash inputs - RAP	-	(5,984)	(5,984)

At March 31, 2020	1,092,623	289,476	1,382,098
Current	-	24,657	24,657
Noncurrent	1,092,623	264,818	1,357,441

Contractual asset of distribution companies: Refers to concession infrastructure assets of the distribution companies during the construction period.

Contract asset of transmission companies: refers to the right to receive the “Permitted Annual Revenue – RAP” over the concession period as well as an indemnity at the end of the concession of the transmission subsidiaries.

The effects and disclosures in these interim financial statements, resulting from the pandemic caused by Covid-19, are described in note 1.2.

(17)   TRADE PAYABLES

	Consolidated
	March 31, 2020	December 31, 2019
Current
System service charges	19,349	2,707
Energy purchased	1,904,230	2,288,441
Electricity network usage charges	255,830	250,600
Materials and services	398,683	554,940
Free market energy	165,147	163,492
Total	2,743,239	3,260,180

Noncurrent
Energy purchased	364,051	359,944

(18)   BORROWINGS

 The movement in borrowings are as follows:

	Consolidated
Category	At December 31, 2019	Raised	Repayment	Interest, monetary adjustment and fair value measurement	Exchange rates variation	Interest paid	At March 31, 2020
Measured at cost
Local currency
Pre fixed	711,398	-	(38,016)	10,924	-	(10,822)	673,484
Post fixed							-
TJLP	2,744,331	3,000	(137,616)	47,361	-	(48,453)	2,608,623
IPCA	1,609,038	-	-	47,720	-	(19,212)	1,637,546
Selic	83,073	-	(9,597)	1,307	-	(512)	74,271
CDI	180,012	-	(23,299)	1,796	-	(2,807)	155,702
IGP-M	42,605	-	(2,902)	1,972	-	(881)	40,794
UMBNDES	1,694	-	(1,796)	121	-	(19)	-
Others	39,777	-	(2,409)	73	-	(110)	37,331
Total at cost	5,411,928	3,000	(215,635)	111,273	-	(82,816)	5,227,750

Borrowing costs (*)	(57,684)	-	-	1,964	-	-	(55,718)

Measured at fair value
Foreign currency
Dollar	4,178,417	1,909,349	(348,645)	44,373	1,436,538	(37,879)	7,182,152
Euro	846,692	954,640	-	2,152	344,672	(1,880)	2,146,278
Fair value measurement	(16,056)	-	-	(184,779)	-	-	(200,835)
Total at fair value	5,009,052	2,863,989	(348,645)	(138,254)	1,781,210	(39,759)	9,127,593

Total	10,363,296	2,866,989	(564,280)	(25,013)	1,781,210	(122,575)	14,299,627
Current	2,776,193						3,082,710
Noncurrent	7,587,102						11,216,917

(*) In accordance with IFRS 9/CPC 48, this refers to borrowing costs directly attributable to the issuance of the respective debts, measured at cost.

The detail on borrowings are as follows:

			Consolidated
Category	Annual interest		March 31, 2020	December 31, 2019	Maturity range	Collateral

Measured at cost - Local Currency
Pre fixed
FINEM	Fixed rate from 2.5% to 8%	(a)	241,234	264,093	2011 to 2024

(i) Liens on equipment; (ii) Pledge and liens on credit rights; (iii) Reserve, centralizing and receivables accounts; (iv) Pledge of emergent rights of the authorizations; (v) Pledge of shares; (vi) CPFL Renováveis, CPFL Energia e State Grid

FINAME	Fixed rate from 2.5% to 10%	(a)	45,453	54,328	2012 to 2025	(i) Liens on equipment; (ii) Pledge and liens on credit rights; (iii) Reserve, centralizing and receivables accounts; (iv) CPFL Renováveis, CPFL Energia e State Grid Brazil Power guarantee
FINEP	Fixed rate from 3.5% to 5%		378	944	2013 to 2021	Bank guarantee
BNB	Fixed rate from 9.5% to 10.14%		386,419	392,033	2027 to 2037	(i) Liens on equipment; (ii) Pledge of revenue; (iii) Pledge of shares; (iv)Pledge of emergents rights authorized; (v) Reserve account; (vi) Bank guarantee; (vii) CPFL Renováveis guarantee
			673,484	711,398
Post Fixed
TJLP
FINEM	TJLP and TJLP + from 1.72% to 5.5%	(b)	2,595,298	2,721,358	2009 to 2033

(i) Pledge and liens on equipment; (ii) Pledge and liens on credit rights (iii) Reserve, centralizing and receivables accounts; (iv) Pledge of shares (v) Pledge of emergents rights authorized by ANEEL; (vi) Pledge of beneficiary shares; (vii) CPFL Renováveis, CPFL Energia and State Grid Brazil Power guarantee; (viii) Bank guarantee

FINAME	TJLP + 2.2% to 4.2%	(b)	9,583	14,853	2017 to 2027	CPFL Energia guarantee and Liens on equipment and receivables
FINEP	TJLP e TJLP + 5%		3,741	4,284	2016 to 2024	Bank guarantee
Bank loans	TJLP + 2.99% to 3.1%		-	3,837	2005 to 2023	CPFL Energia guarantee
			2,608,623	2,744,331
IPCA
FINEM	IPCA + 4.74% to 4.80%		1,637,546	1,609,038	2020 to 2028	CPFL Energia guarantee and receivables
SELIC
FINEM	SELIC + 2.19% to 2.66%	(c)	70,811	79,131	2015 to 2022	State Grid Brazil Power and CPFL Energia guarantee and Receivables
FINAME	SELIC + 2.70% to 3.90%		3,460	3,943	2016 to 2022	CPFL Energia guarantee and Liens on equipment
			74,271	83,073
CDI
Bank loans	(i) 105% of CDI (ii) CDI from - 1.25% to + 1.90%	(c)	155,702	180,012	2012 to 2023	(i) CPFL Energia guarantee; (ii) Structure of redeemable preferred shares and (iii) CPFL Renováveis CPFL Energia guarantee
			155,702	180,012
UMBNDES
Bank loans	UMBNDES + from 1.99% to 5%		-	1,694	2006 to 2023	CPFL Energia guarantee
IGPM
Bank loans	IGPM + 8.63%		40,794	42,605	2023	(i) Liens on equipment and receivables (ii) Pledge of shares of SPE and rights authorized by ANEEL and receivables of operation contracts
Other
Other	RGR		37,331	39,777	2007 to 2023	Receivables, Promissory notes and Bank guarantee

Total - Local currency			5,227,750	5,411,928

Borrowing costs (*)			(55,718)	(57,684)

Measured at fair value - Foreign Currency
Dollar
Bank loans (Law 4.131)	US$ + Libor 3 months + from 0.8% to 1.55%		1,343,752	975,333	2017 to 2025	CPFL Energia guarantee and Promissory notes
Bank loans (Law 4.131)	US$ + from 1.96% to 4.32%		5,838,399	3,203,083	2017 to 2025	CPFL Energia guarantee and Promissory notes
			7,182,152	4,178,416
Euro
Bank loans (Law 4.131)	Euro + from 0.42% to 0.96%		2,146,278	846,692	2019 to 2025	CPFL Energia guarantee and Promissory notes

Fair value measurement			(200,835)	(16,056)

Total in foreign currency			9,127,595	5,009,052

Total			14,299,627	10,363,296

(*) In accordance with CPC 48/IFRS 9, this refers to borrowing costs directly attributable to the issuance of the respective debts, measured at cost.

The subsidiaries hold swaps converting the operating cost of currency variation to interest tax variation in reais. For further information about the considered rates, see note 32.

Effective rate:
(a) 30% to 70% of CDI	(b) 60% to 110% of CDI		(c) 100% to 130% of CDI

As segregated in the tables above, in conformity with CPC 48 and IFRS 9, the Group classified their debts as (i) financial liabilities measured at amortized cost, and (ii) financial liabilities measured at fair value through profit or loss.

The objective of the classification as financial liabilities of borrowings measured at fair value is to reduce the effects of the recognition of gains and losses derived from fair valuing debt-related derivatives in order to obtain more relevant and consistent accounting information, reducing the accounting mismatch.

Changes in the fair values of these borrowings are recognized in the finance income / expense of the Group, except for the changes in fair value due to credit risk, for the borrowings made before January 1, 2020, which is recorded in other comprehensive income. For the borrowings raised after January 1, 2020, all changes in the fair value of these financial liabilities is recorded in the income statement for the period, since it is attributed to reasons unrelated to your credit risk. At March 31, 2020, the unrealized accumulated gains obtained from the fair value measurement of these debts were R$ 200,835 (accumulated gains of R$ 16,056 at December 31, 2019) plus the unrealized gains obtained from the fair value measurement  of derivative financial instruments of R$ 193,167 (gains of R$ 24,178 at December 31, 2019), contracted as a hedge against exchange rate variation (Note 34.b), generated total net unrealized gain of R$ 394,002 (R$ 40,234 at December 31, 2019).

The maturities of the principal of borrowings recorded in noncurrent liabilities are scheduled as follows:

Maturity	Consolidated
From April 1st, 2021	2,884,296
2022	1,743,783
2023	2,128,349
2024	1,086,373
2025	1,938,239
2026 to 2030	1,327,152
2031 to 2035	229,465
2036 to 2040	66,760
Subtotal	11,404,417
Fair value measurement	(187,500)
Total	11,216,917

Main borrowings raised in the period:

	Released (R$ thousand)
Category Subsidiary	Total approved	Released in 2020	Net of fundraising costs	Interest	Repayment	Utilization	Annual rate	Effective annual rate	Effective rate with derivatives
Local currency
TJLP - BNDES
Boa Vista 2	144,500	3,000	3,000	Monthly	Monthly from December 2019	Subsidiary´s investment plan	TJLP + 2.52%	TJLP + 3.27%	not applicable
Foreign Currency
Law 4.131					Bullet in February 2023
CPFL Brasil	107,000	107,000	107,000	Semiannually	Bullet in February 2023	Working capital	USD + 1.83%	USD + 1.83%	CDI + 0.61%
CPFL Santa Cruz	108,000	108,000	108,000	Semiannually	Anually from February 2023	Working capital	USD + 2.07%	USD + 2.07%	CDI + 0.80%
CPFL Paulista	196,567	196,567	196,567	Quarterly	Bullet in February 2025	Working capital	USD + 2.40%	USD + 2.40%	CDI + 0.89%
CPFL Paulista	174,960	174,960	174,960	Quarterly	Anually from February 2023	Working capital	USD + 2.39%	USD + 2.39%	CDI + 0.85%
CPFL Paulista	274,046	274,046	274,046	Quarterly	Anually from February 2023	Working capital	USD + Libor 3M + 0.99%	USD + Libor 3M + 0.99%	CDI + 0.80%
CPFL Paulista	534,880	534,880	534,880	Quarterly	Bullet in February 2023	Working capital	EUR + 0.43%	EUR + 0.43%	CDI + 0.58%
RGE	100,000	100,000	100,000	Semiannually	Bullet in January 2025	Working capital	USD + 2.64%	USD + 2.64%	CDI + 0.90%
RGE	418,280	418,280	418,280	Semiannually	Anually from February 2023	Working capital	USD + 2.07%	USD + 2.07%	CDI + 0.80%
RGE	185,000	185,000	185,000	Quarterly	Anually from February 2023	Working capital	USD + Libor 3M + 0.87%	USD + Libor 3M + 0.87%	CDI + 0.83%
RGE	225,497	225,497	225,497	Quarterly	Anually from February 2023	Working capital	USD + 1.84% (1.94% em 03/2021)	USD + 1.84% (1.94% em 03/2021)	CDI + 0.85%
CPFL Piratininga	419,760	419,760	419,760	Quarterly	Bullet in March 2025	Working capital	EURO + 0.70%	EURO + 0.70%	CDI + 0.83%
CPFL Renováveis	120,000	120,000	120,000	Semiannually	Anually from February 2023	Working capital	USD + 2.07%	USD + 2.07%	CDI + 0.80%

	3,008,489	2,866,989	2,866,989

Covenants

Borrowings raised by Group companies require the compliance with certain restrictive financial clauses, under penalty of restriction in the distribution of dividends and/or advance maturity of the related debts. Furthermore, failure to comply with the obligations or restrictions mentioned may result in default in relation to other contractual obligations (cross default), depending on each borrowing agreement.

For borrowings raised or with funds released in 2020, certain have restrictive clauses related to financial ratios, as follows:

Ratios required for the consolidated financial statements of CPFL Energia

•        Debt indebtedness divided by EBITDA smaller than or equal of 3.75

•        EBITDA divided by the finance income/expense results greater than or equal of 2.25

Ratios required in the individual financial statements of the subsidiary of CPFL Renováveis, holder of the contract

•        Debt Service Coverage Ratio (DSCR) greater than or equal to 1.2.

•        Company Capitalization Ratio greater than or equal to 30%.

For other borrowings, the details of the covenants are presented in note 18 to the financial statements as of December 31, 2019.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. At March 31, 2020, all covenants, financial and non-financial clauses are properly complied, in the opinion of the Group´s Management.

The effects and disclosures in these interim financial statements, resulting from the pandemic caused by Covid-19, are described in note 1.2.

(19)   DEBENTURES

The movement in debentures are as follows:

Category	At December 31, 2019	Repayment	Interest, monetary adjustment and fair value measurement	Interest paid	At March 31, 2020
Post fixed
TJLP	438,990	-	6,664	-	445,655
CDI	6,336,467	(144,415)	67,909	(29,870)	6,230,092
IPCA	1,320,909	-	31,072	(31,056)	1,320,924
Total at cost	8,096,368	(144,415)	105,645	(60,926)	7,996,672

Borrowing costs (*)	(42,215)	-	2,344	-	(39,871)

Measured at fair value - Post fixed
IPCA	444,939	-	11,256	(12,859)	443,336
Fair value measurement	47,186	-	(53,754)	-	(6,568)
Total at fair value	492,125		(42,498)	(12,859)	436,768

Total	8,546,278	(144,415)	65,489	(73,785)	8,393,568
Current	682,582				843,880
Noncurrent	7,863,696				7,549,688
(*) In accordance with IFRS 9/CPC 48, this refers to borrowing costs directly attributable to the issuance of the respective debts, measured at cost.

The detail on debentures are as follows :

			Consolidated
Category	Annual Interest		March 31, 2020	December 31, 2019	Maturity range	Collateral
Measured at cost - Post fixed
TJLP	TJLP + 1%	(c)	445,655	438,990	2009 to 2029	Liens
CDI	(i) From 103.6% to 109.75% of CDI (ii) CDI + 0.75% to 0.83%	(a)	5,222,697	5,339,824	2018 to 2025	CPFL Energia guarantee
	From 104.75% to 110% of CDI	(a)	1,007,395	996,644	2015 to 2022	No guarantee
IPCA	IPCA + from 4.42% to 5.8%	(b)	1,320,924	1,320,909	2021 to 2027	CPFL Energia guarantee
			7,996,672	8,096,368

	Borrowing costs (*)		(39,871)	(42,215)

Measured at fair value - Post fixed
IPCA	IPCA + 5.80%	(b)	443,336	444,939	2024 to 2026	CPFL Energia guarantee
	Fair value measurement		(6,568)	47,186

	Total		8,393,568	8,546,278

Certain debentures have swap exchanging the variation based on IPCA for variation based on CDI.
For further information on the rates considered, see note 34.
Effective rate
(a) 104.68% to 110.77% of the CDI | CDI + 0.76% to 0.89%
(b) IPCA + 4.84% to 6.31%
(c) TJLP + 3.48%

(*) In accordance with CPC 48/IFRS 9 this refers to borrowing costs directly attributable to the issuance of the respective debts.

As shown in the table above, the Group classifies its debentures as (i) financial liabilities measured at amortized cost; and (ii) financial liabilities measured at fair value through profit or loss.

The classification of debentures measured at fair value as financial liabilities is aimed at reducing the accounting mismatching of the effects of the recognition of gains and losses derived from the fair value measurement of hedging derivatives linked to such debentures, in order to obtain a more relevant and consistent accounting information.

The changes in the fair values of these debentures are recognized in the Group finance income (expense), except for the fair value changes in credit risk, which is recognized in other comprehensive income. At March 31, 2020, the unrealized accumulated gains obtained from the fair value measurement of such debentures amounted to R$ 6,568 (losses of R$ 47,136 at December 31, 2019) which, added to the unrealized gains obtained from the fair value measurement of the derivative instruments of R$ 54,240 (R$ 70.517 at December 31, 2019), undertaken to hedge the interest rate changes (note 34), generated a total net unrealized gain of R$ 60,808 (R$ 23,331 at December 31, 2019).

The maturities of the principal of debentures recognized in noncurrent liabilities are as follows:

Maturity	Consolidated
From April 1st, 2021	909,027
2022	1,733,229
2023	2,315,176
2024	1,938,351
2025	421,890
2026 to 2030	238,583
Subtotal	7,556,256
Fair value measurement	(6,568)
Total	7,549,688

RESTRICTIVE COVENANTS

The debenture agreements are subject to certain restrictive covenants, including covenants that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters.

The details of the restrictive conditions for other debentures are presented in note 19 to the Financial Statements of December 31, 2019.

The Group’s management monitors these ratios on a systematic and constant basis, so that all conditions are met. All covenants, financial and non-financial clauses are properly complied, in the opinion of the Group´s Management.

The effects and disclosures in these interim financial statements, resulting from the pandemic caused by Covid-19, are described in note 1.2.

(20)   PRIVATE PENSION PLAN

The subsidiaries sponsor supplementary retirement and pension plans for their employees, the characteristics of which are described in note 20 to the financial statements for the year ended December 31, 2019.

Movements in the defined benefit plans

The movements in net liability occurred in the period are as follows:

	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE		Total
				Plan 1	Plan 2
Net actuarial liability at December 31, 2019	1,721,619	420,041	46,340	-	177,506	2,365,506
Expenses (income) recognized in the statement of profit or loss	31,237	9,694	868	(151)	3,791	45,439
Sponsors' contributions transferred during the year/period	(32,788)	(10,845)	(616)	(1,841)	(1,507)	(47,597)
Actuarial loss (gain): effect of changes in financial assumptions	(469,316)	(175,080)	(12,525)	(42,872)	(70,055)	(769,848)
Actuarial loss (gain): return on plan assets	216,341	72,672	(748)	47,658	47,724	383,647
Effect of asset ceiling	16,123	-	-	(2,093)	-	14,030
Net actuarial liability at March 31,2020	1,483,216	316,480	33,319	701	157,458	1,991,175
Other contributions						9,840
Total liability						2,001,015

Current						136,441
Noncurrent						1,864,574

This quarter, owing to the change occurred in the macroeconomic scenario prevailing in Brazil when compared to that as of December 31, 2019, especially related to the impacts of social isolation due to the new coronavirus (see note 1.2), the actuarial reports were updated to the reporting date March 31, 2020 and the corresponding liability and other comprehensive income balances were adjusted reflecting a reduction in the amount of R$ 372,171.

The income and expenses recognized as cost of the operation are shown below:

	1st quarter 2020 - Actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE		Total
				Plan 1	Plan 2
Service cost	383	2,284	31	(77)	561	3,182
Interest on actuarial obligations	110,446	32,007	2,729	8,359	12,298	165,838
Expected return on plan assets	(80,982)	(24,597)	(1,891)	(8,471)	(9,068)	(125,009)
Effect of asset ceiling	1,390	-	-	38	-	1,428
Total expense (income)	31,237	9,694	868	(151)	3,791	45,439

	1st quarter 2019 - Actual
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE		Total
				Plan 1	Plan 2
Service cost	231	1,362	21	46	588	2,248
Interest on actuarial obligations	112,293	31,265	2,627	8,586	12,199	166,970
Expected return on plan assets	(93,030)	(26,949)	(2,175)	(9,375)	(10,237)	(141,766)
Effect of asset ceiling	-	-	-	699	-	699
Total expense (income)	19,494	5,678	473	(44)	2,550	28,150

As a result of the change in the macroeconomic scenario, the effect estimate for the 2020 result was also changed (see note 1.2). The new actuarial estimate for expenses and / or revenues to be recognized in the remainder of the year 2020, is presented below:

	From April 1st, 2020 to December 31, 2020 - Estimated
	CPFL Paulista	CPFL Piratininga	CPFL Geração	RGE		Total
				Plan 1	Plan 2
Service cost	961	5,281	77	53	1,312	7,684
Interest on actuarial obligations	347,395	98,841	8,545	25,930	37,837	518,548
Expected return on plan assets	(262,887)	(80,078)	(6,508)	(26,127)	(28,061)	(403,661)
Effect of asset ceiling	5,867	-	-	-	-	5,867
Total expense (income)	91,336	24,044	2,114	(144)	11,088	128,438

Actuarial assumptions

The main assumptions considered in the actuarial calculations as of the balance sheet date were:

	CPFL Paulista, CPFL Geração and CPFL Piratininga			RGE (Plans 1 and 2)

	March 31, 2020	December 31, 2019	December 31, 2018	March 31, 2020	December 31, 2019	December 31, 2018

Nominal discount rate for actuarial liabilities:	8.47% p.a.	7.43% p.a.	9.10% p.a.	8.47% p.a.	7.43% p.a.	9.10% p.a.(*)
Nominal return rate on plan assets:	8.47% p.a.	7.43% p.a.	9.10% p.a.	8.47% p.a.	7.43% p.a.	9.10% p.a.(*)
Estimated rate of nominal salary increase:	5.56% p.a.(**)	5.56% p.a.(**)	5.56% p.a.(**)	5.97% p.a.(***)	5.97% p.a.(***)	5.97% p.a.(***)
Estimated rate of nominal benefits increase:	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.
Estimated long-term inflation rate (basis for the nominal rates above)	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.	4.00% p.a.
General biometric mortality table:	AT-2000 (-10)	AT-2000 (-10)	AT-2000 (-10)	BR-EMS sb v.2015	BR-EMS sb v.2015	BR-EMS sb v.2015
Biometric table for the onset of disability:	Low Light (-30)	Low Light (-30)	Low Light	Medium Light	Medium Light	Medium Light
Expected turnover rate:	ExpR_2012	ExpR_2012	ExpR_2012	Null	Null	Null
Likelihood of reaching retirement age:	After 15 years of filiation and 35 years of service time for men and 30 years of service time for women	After 15 years of filiation and 35 years of service time for men and 30 years of service time for women	After 15 years of filiation and 35 years of service time for men and 30 years of service time for women	100% when a beneficiary first becomes eligible for a full benefit	100% when a beneficiary first becomes eligible for a full benefit	100% when a beneficiary first becomes eligible for a full benefit

(*) The nominal discount rate for actuarial liabilities and the nominal return rate on plan assets was 9.30% for RGE (Plan 1) at December 31, 2018
(**) The estimated rate of nominal salary increase for CPFL Piratininga was 6.39% at March 31, 2020, and at December 31, 2019 and 2018
(***) The estimated rate of nominal salary increase for RGE (Plan 1) was 5.15% at March 31, 2020, and at December 31, 2019 and 2018

The effects and disclosures in these interim financial statements, resulting from the pandemic caused by Covid-19, are described in note 1.2.

(21)   REGULATORY LIABILITIES

	Consolidated
	March 31, 2020	December 31, 2019
Financial compensation for the use of water resources - CFURH	634	1,265
Global reversal reserve - RGR	17,348	17,260
ANEEL inspection fee - TFSEE	7,379	7,375
Tariff flags and others	26	206,352
Total	25,387	232,251

(22)   TAXES, FEES AND CONTRIBUTIONS

	Consolidated
	March 31, 2020	December 31, 2019
Current
IRPJ (corporate income tax)	34,621	156,240
CSLL (social contribution on net income)	13,551	62,721
Income tax and social contribution	48,173	218,961

ICMS (State VAT)	464,867	435,155
PIS (tax on revenue)	29,959	36,657
COFINS (tax on revenue)	137,124	168,195
PIS/COFINS payment	6,573	9,323
Income tax withholding on interest on capital	-	40,099
Other taxes	48,282	52,105
Other taxes	686,804	741,536

Total current	734,977	960,497

Noncurrent
Prepayments of income tax - IRPJ	156,963	156,198

ICMS (State VAT)	807	805

Total noncurrent	157,770	157,003

Corporate Income tax – IRPJ: in noncurrent, due to the initial application of IFRIC 23 / ICPC 22 - Uncertainty Over Income Tax Treatments, this refers to the reclassification of provision for tax risks related to income tax payable. The case refers to the Writ of Mandamus filed by the subsidiary CPFL Piratininga, which discussed the possibility of excluding the Social Contribution on Profit (CSLL) from its own calculation base, as well as from the calculation base of the Corporate Income Tax (IRPJ); for such case, it is more probable that the Tax Authorities will not accept the procedure.

The Group has some uncertain income tax treatments for which Management concluded that it is more probable than not that they will be accepted by the tax authority and for which the effect of potential contingencies is disclosed in note 23 – Provisions for tax, civil and labor risks and escrow deposits.

(23)   PROVISION FOR TAX, CIVIL AND LABOR RISKS AND ESCROW DEPOSITS

	Consolidated
	March 31, 2020		December 31, 2019
	Provision for tax, civil ad labor risks	Escrow deposits	Provision for tax, civil ad labor risks	Escrow deposits

Labor	194,588	102,609	235,085	96,094

Civil	249,683	67,177	245,464	66,243

Tax
Income Tax and tax contribution	6,948	420,584	7,571	417,664
Others	46,426	179,288	46,255	177,369
	53,375	599,872	53,825	595,033

Others	56,451	36	66,401	1

Total	554,096	769,694	600,775	757,370

The movements in the provision for tax, civil, labor and other risks are shown below:

	Consolidated
	At December 31, 2019	Additions	Reversals	Payments	Monetary adjustment	At March 31, 2020
Labor	235,085	17,521	(12,830)	(51,774)	6,584	194,588
Civil	245,464	21,675	(3,689)	(20,298)	6,532	249,683
Tax	53,825	1,859	(1,573)	(1,687)	950	53,375
Others	66,401	-	-	(10,034)	83	56,451
Total	600,775	41,057	(18,093)	(83,793)	14,150	554,096

The provision for tax, civil, labor and other risks was based on the assessment of the risks of losing the lawsuits to which the Group is part, where the likelihood of loss is probable in the opinion of the outside legal counselors and the Management of the Group.

In September 2019, with the revocation of the injunction suspending enforceability of PIS and COFINS levy on finance income, the subsidiaries till then benefitted by it, paid PIS/COFINS amounting to R$164,526 within the term of 30 days after being communicated of such revocation.

The details of the nature of the provision for tax, civil, labor and other risks and escrow deposits are presented in the note 23 of the financial statements at December 31, 2019.

Possible losses

The Group is part to other lawsuits in which Management, supported by its external legal counselors, believes that the chances of a successful outcome are possible due to a solid defensive position in these cases, therefore no provision was recognized. It is not yet possible to predict the outcome of the courts’ decisions or any other decisions in similar proceedings considered probable or remote.

The claims relating to possible losses at March 31, 2020 and December 31, 2019 were as follows:

	Consolidated
	March 31, 2020	December 31, 2019

Labor	661,522	583,348	Work accidents, risk premium for dangerousness at workplace and overtime
Civil	2,033,213	1,815,143	Personal injury and overfed tariffs
Tax	4,761,333	4,350,740	Income tax and social contribution (note 23)
Fiscais - outros	2,378,090	2,654,331	INSS, ICMS, FINSOCIAL, PIS e COFINS
Regulatory	76,340	76,404	Technical, commercial and economic-financial supervisions
Total	9,910,498	9,479,966

Tax – One of the main cases refers to litigation about deductibility for income tax purposes of expenses recognized in 1997 relating to novation of debt in connection with the pension plan of employees of subsidiary CPFL Paulista to Fundação CESP (“FUNCESP”) in the estimated amount of 1,484,327,  with escrow deposits in the amount of R$ 22,488 and financial guarantees (insurance and letters of guarantee), under the terms required by the relevant procedural law. In addition, the litigation includes interest that was levied on the escrow deposit withdrawn by the Company, in the amount of R$ 250,876 and that is deposited in court. On May 23, June 6 and September 17, 2019, unfavorable rulings on the special appeal filed by the Company were rendered by the Second Panel of Judges of the Higher Court of Justice (STJ). These rulings have not yet been fully published, and the subsidiary, when it has access to the decision, may evaluate the applicable appeals still at the level of the STJ. Additionally, the subsidiary has an extraordinary appeal in the initial stage at the Federal Supreme Court (STF). Consequently, based on the current stage of the appeal, both at the STJ and at the STF, and based on the opinion of its legal advisors, the subsidiary remains confident in the legal grounds consubstantiating the appeal and will continue to defend its arguments before the judiciary branch, assessing the chances of loss as not probable, there is a new opportunity for the analysis of the case at the Federal Supreme Court (STF), with a constitutional approach with sound bases, indicating possible success in the extraordinary appeals, and will continue to try to avoid possible cash outflows should it be required to replace existing judicial guarantees with cash deposits

With respect to labor contingencies, the Group informs that, as described in note 23 to the financial statements as of December 31, 2019, there is a discussion regarding the possibility of changing the adjustment index adopted by the Labor Court, and the discussion status has not changed since then the rate currently used remains valid.

Based on the opinion of their outside legal counselors, the Group’s management believes that the amounts provided for reflect the current best estimate.

(24)   OTHER PAYABLES

	Consolidated
	Current		Noncurrent
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Consumers and concessionaires	114,553	114,610	185,739	183,938
Energy efficiency program - PEE	285,249	230,451	45,090	89,522
Research & Development - P&D	194,717	93,658	35,787	125,111
EPE / FNDCT / PROCEL (*)	55,103	49,275	-	-
Reversion fund	1,712	1,712	12,187	12,615
Advances	337,597	234,556	43,244	43,263
Tariff discounts - CDE	51,684	76,632	-	-
Provision for socio environmental costs	25,091	24,485	206,933	203,844
Payroll	14,166	18,004	-	-
Profit sharing	117,780	98,713	26,899	29,631
Collection agreements	89,079	93,740	-	-
Business combination	8,101	7,901	-	-
Others	47,062	50,533	71,460	71,406
Total	1,341,894	1,094,269	627,339	759,331

(*) EPE - Energy Research Company, FNDCT - National Fund for Scientific and Technology Development, PROCEL - National Electric Energy Conservation Program

Advances: refer mainly to advances from customers in relation to advance billing by the subsidiary CPFL Renováveis, before the energy or service has actually been provided or delivered.

Provision for socio environmental costs and asset retirement: Refer mainly to provisions recognized by the subsidiary CPFL Renováveis in relation to socio environmental licenses as a result of events that have already occurred and asset retirement obligations arising from contractual and legal requirements relating to lease of land on which the wind farms are located. These costs are accrued against property, plant and equipment and will be depreciated over the remaining useful life of the asset. These provisions are made based on estimates and assumptions related to discount rates and the expected cost for decommissioning and removal at the end of the authorization period for these plants. These costs may differ from those that may be incurred by the Company. The real discount rate used to calculate the present value was 3.22%, based on government bond rates with a maturity similar to that at the end of the authorizations.

(25)   EQUITY

The shareholders’ interest in the Company’s equity at March 31, 2020 and December 31, 2019 is shown below:

	Number of shares
	March 31, 2020		December 31, 2019
Shareholders	Common shares	Interest %	Common shares	Interest %
State Grid Brazil Power Participações S.A.	730,435,698	63.39%	730,435,698	63.39%
ESC Energia S.A.	234,086,204	20.32%	234,086,204	20.32%
Members of the Executive Board	189	0.00%	189	0.00%
Other shareholders	187,732,349	16.29%	187,732,349	16.29%
Total	1,152,254,440	100.00%	1,152,254,440	100.00%

The details of the items included in equity are described in the financial statements for the year ended December 31, 2019.

25.1 Public Offering of Shares – CPFL Renováveis

On December 19, 2019, the Company’s Board of Directors and the Executive Board of CPFL Geração approved the holding of a public tender offer of the common shares issued by CPFL Energias Renováveis, outstanding in the market, for the purpose of converting its registration as a publicly-held company category “A” into category “B” (“OPA Conversion of Registration”) and/or exit from the New Market (“OPA Exit from the New Market”, and, together with the OPA Conversion of Registration, “OPA”), to be carried out by CPFL Geração, direct controlling shareholder of CPFL Renováveis. The holding of the OPA is subject to its registration by the CVM and its authorization by B3 and will be intended for the acquisition of up to 291,550 common shares issued by CPFL Renováveis outstanding in the market, which represent, on that date, 0.056% equity interest in CPFL Renováveis (“Outstanding Shares”).

On April 27, 2020, the Company received approval from the CVM related to the OPA Conversion of Registry request as well as to the OPA Exit from the New Market. The Public Offering Notice, containing all the terms and conditions of the OPA, was released by CPFL Geração on May 6, 2020. The OPA auction will be held at B3 S.A. on June 10, 2020.

(26)   EARNINGS PER SHARE

Earnings per share – basic and diluted

The calculation of the basic and diluted earnings per share for the quarters and three months periods ended at March 31, 2020 and 2019 was based on the profit of the period attributable to controlling shareholder and the weighted average number of common shares outstanding in the period:

	1st quarter 2020	1st quarter 2019
Numerator
Profit attributable to controlling shareholders	890,041	603,450
Denominator
Weighted average number of shares held by shareholders	1,152,254,440	1,017,914,746

Earnings per share - basic and diluted	0.77	0.59

For the periods ended March 31, 2020 and 2019, the calculation of earnings per share was not impacted by the effects of debentures convertible into shares of the subsidiary of CPFL Renováveis, due to the fact that they presented antidilutive effects.

(27)   NET OPERATING REVENUE

	Consolidated
	Number of consumers		GWh		R$ thousand
Revenue from Eletric Energy Operations	1st quarter 2020	1st quarter 2019	1st quarter 2020	1st quarter 2019	1st quarter 2020	1st quarter 2019
Consumer class
Residential	8,766,720	8,588,317	5,444	5,604	4,042,130	4,005,340
Industrial	56,564	57,890	3,027	3,145	1,170,674	1,214,385
Commercial	528,841	530,821	2,837	2,875	1,718,790	1,709,173
Rural	364,626	362,264	960	948	422,016	368,957
Public administration	62,144	60,743	362	383	231,646	227,799
Public lighting	11,892	11,709	506	500	202,597	187,844
Public services	10,589	10,250	568	589	302,041	288,850
Billed	9,801,376	9,621,994	13,705	14,044	8,089,894	8,002,349
Own comsuption	-	-	10	10	-	-
Unbilled (net)	-	-	-	-	60,580	7,545
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers	-	-	-	-	(3,505,637)	(3,173,236)
Electricity sales to final consumers	9,801,376	9,621,994	13,714	14,054	4,644,837	4,836,658

Furnas Centrais Elétricas S.A.			717	709	147,008	134,348
Other concessionaires and licensees			2,731	3,883	684,034	888,002
(-) Reclassificacion to Network Usage Charge - TUSD - Captive Consumers			-	-	(33,310)	(35,408)
Spot market energy			1,761	1,253	296,454	330,141
Electricity sales to wholesalers			5,209	5,846	1,094,186	1,317,083

Revenue due to Network Usage Charge - TUSD - Captive Consumers					3,538,948	3,208,644
Revenue due to Network Usage Charge - TUSD - Free Consumers					928,151	741,450
(-) Compensation paid for failure to comply with the limits of continuity					(32,301)	(31,559)
Revenue from construction of concession infrastructure					495,804	415,213
Sector financial asset and liability (Note 9)					(463,343)	(323,880)
Concession financial asset - fair value adjustment (Note 11)					138,572	64,491
Energy development account - CDE - Low-income, Tariff discounts - judicial injunctions ,and other tariff discounts					375,501	428,683
Other revenues and income					158,374	130,973
Other operating revenues					5,139,706	4,634,015
Total gross operating revenue					10,878,728	10,787,756
Deductions from operating revenues
ICMS					(1,807,580)	(1,766,589)
PIS					(165,391)	(161,842)
COFINS					(761,828)	(744,952)
ISS					(5,052)	(4,527)
Energy development account - CDE					(940,748)	(997,711)
Research and development and energy efficiency programs					(56,085)	(56,347)
PROINFA					(47,027)	(38,825)
Tariff flags and others					198,046	122,343
Financial compensation for the use of water resources - CFURH					(1,336)	(2,397)
Other					(9,461)	(9,463)
					(3,596,461)	(3,660,309)

Net operating revenue					7,282,267	7,127,446

27.1         Adjustment of revenues from excess demand and excess reactive power

The information related to accounting and historical are described in note 27.1 of financial statements of December 31, 2019.

27.2         Periodic tariff review (“RTP”) and Annual tariff adjustment (“RTA”)

		2020		2019
Distributor	Month	RTA / RTP	Effect perceived by consumers (a)	RTA / RTP	Effect perceived by consumers (a)
CPFL Paulista	April (b)	14.90%	6.05%	12.02%	8.66%
CPFL Piratininga	October	(c)	(c)	1.88%	-7.80%
RGE	June	(c)	(c)	10.05%	8.63%
RGE Sul (RGE)	June	(c)	(c)	10.05%	1.72%
CPFL Santa Cruz	March	10.71%	0.20%	13.70%	13.31%

(a)   Represents the average effect perceived by the consumer, as a result of the elimination from the tariff base of financial components that had been added in the prior tariff adjustment.

(b)   As described in note 36.1 in April 2020, there was the RTA to control CPFL Paulista

(c)   The adjustments for 2020 have not yet occurred

27.3         Energy Development Account (CDE) – Low income, other tariff subsidies and tariff discounts - injunctions

The details on the CDE contribution are disclosed in notes 27.3 to the financial statements as of December 31, 2019.

In the three months period of 2020, revenue of R$ 375,501 was recognized (R$ 428,683 in the three months period of 2019), considering (i) R$ 30,245 for low-income subsidy (R$ 17,832 in the three months period of 2019), (ii) R$ 317,236 for other tariff discounts (R$ 350,272 in the three months period of 2019), and (iii) R$ 28,021 for tariff discounts – CCRBT injunctions and subsidy (R$ 60,579 in the three months period of 2019). These items were recognized against other assets in the line item Receivables – CDE (note 11) and other payables in line item Tariff discounts – CDE (note 24)

27.4         Energy development account (“CDE”)

Details on the CDE are disclosed in note 27.4 to the financial statements of December 31, 2019.

ANEEL, through the Homologatory Resolution (“REH”) No. 2,664, of December 17, 2019, established the definitive annual quotas of CDE - USAGE current for the year 2020.

(28)   COST OF ELECTRIC ENERGY

	Consolidated
	GWh		R$ thousand
Electricity Purchased for Resale	1st quarter 2020	1st quarter 2019	1st quarter 2020	1st quarter 2019
Itaipu Binacional	2,721	2,720	910,022	657,298
PROINFA	252	257	69,102	104,815
Energy purchased through auction in the regulated market,bilateral contracts and spot market	16,446	16,915	3,082,591	3,572,208
PIS and COFINS credit	-	-	(357,763)	(381,780)
Subtotal	19,419	19,892	3,703,952	3,952,543

Electricity network usage charge
Basic network charges			562,660	498,287
Transmission from Itaipu			69,775	66,554
Connection charges			40,421	47,424
Charges for use of the distribution system			10,656	12,965
System service charges - ESS net of CONER pass through (*)			17,608	(41,079)
PIS and COFINS credit			(63,654)	(52,930)
Subtotal			637,466	531,221

Total			4,341,419	4,483,763

(*) Energy reserve account.

(29)       OTHER OPERATING COSTS AND EXPENSES

	Consolidated
			Cost of Services Rendered to Third Parties		Operating expenses
	Cost of operation				Selling expenses		General and administrative expenses		Other operating expenses		Total
	1st quarter 2020	1st quarter 2019	1st quarter 2020	1st quarter 2019	1st quarter 2020	1st quarter 2019	1st quarter 2020	1st quarter 2019	1st quarter 2020	1st quarter 2019	1st quarter 2020	1st quarter 2019
Personnel	227,138	225,973	-	-	41,617	42,516	85,379	79,530	-	-	354,134	348,019
Private Pension Plans	45,440	28,150	-	-	-	-	-	-	-	-	45,440	28,150
Materials	62,949	63,541	265	174	3,468	2,538	7,426	604	-	-	74,108	66,857
Third party services	62,435	48,785	821	511	44,665	42,158	62,865	73,556	-	-	170,786	165,010
Costs of infrastructure construction	-	-	495,091	415,211	-	-	-	-	-	-	495,091	415,211
Others	19,450	14,048	(1)	(1)	24,875	24,076	50,807	45,183	37,405	23,339	132,536	106,645
Collection fees	-	-	-	-	24,486	24,817	-	-	-	-	24,486	24,817
Leases and rentals	12,696	12,563	-	-	-	-	5,787	5,280	-	-	18,483	17,843
Publicity and advertising	-	1	-	-	-	-	3,328	3,891	-	-	3,328	3,892
Legal, judicial and indemnities	-	26	-	-	-	9	37,510	32,003	-	-	37,510	32,038
Donations, contributions and subsidies	39	-	-	-	-	-	994	931	-	-	1,033	931
Gain (loss) on disposal, retirement and other noncurrent assets	-	-	-	-	-	-	-	-	35,034	21,165	35,034	21,165
Others	6,715	1,458	(1)	(1)	389	(750)	3,188	3,078	2,371	2,174	12,662	5,959
Total	417,411	380,498	496,177	415,895	114,626	111,287	206,478	198,872	37,405	23,339	1,272,097	1,129,891

(30)   FINANCIAL INCOME (COSTS)

	Consolidated
	2020	2019
	1st quarter	1st quarter
Financial income
Income from financial investments	36,042	48,570
Late payment interest and fines	80,579	75,313
Adjustment for inflation of tax credits	4,217	1,227
Adjustment for inflation of escrow deposits	5,617	8,899
Adjustment for inflation and exchange rate changes	275,169	8,245
Discount on purchase of ICMS credit	3,563	6,871
Adjustments to the sector financial asset (note 9)	7,737	27,534
PIS and COFINS on other financial income	(9,168)	(10,377)
Other	34,536	40,312
Total	438,292	206,595

Financial expenses
Interest on debts	(229,526)	(295,284)
Adjustment for inflation and exchange rate changes	(52,281)	(85,370)
(-) Capitalized interest	5,862	5,589
Adjustments to the sector financial liability (note 9)	(141)	-
Use of public asset	(4,845)	(1,928)
Other	(36,353)	(49,641)
Total	(317,285)	(426,635)

Financial income (expenses), net	121,007	(220,040)

In line item of monetary adjustment and exchange rate changes, the expense includes the net effects of gains of R$ 1,934,102 in the three-month period of 2020 (R$ 96,434 in the  three months period of 2019) on derivative instruments (note 34).

(31)   SEGMENT INFORMATION

	Distribution	Generation (conventional source)	Generation (renewable source)	Commercialization	Services	Subtotal	Other (*)	Elimination	Total
1st quarter 2020
Net operating revenue	6,099,983	175,172	259,845	717,621	33,628	7,286,249	(3,983)	-	7,282,267
(-) Intersegment revenues	2,519	124,773	124,697	197	118,456	370,642	-	(370,642)	-
Cost of electric energy	(3,788,024)	(29,211)	(72,093)	(706,866)	-	(4,596,195)	-	254,776	(4,341,419)
Operating costs and expenses	(1,177,675)	(32,971)	(89,751)	(10,529)	(123,701)	(1,434,628)	(11,180)	115,866	(1,329,941)
Depreciation and amortization	(210,886)	(29,764)	(162,656)	(895)	(6,850)	(411,051)	(15,776)	-	(426,826)
Income from electric energy service	925,917	207,999	60,041	(472)	21,533	1,215,017	(30,936)	-	1,184,081
Equity interests in subsidiaries, associates and joint ventures	-	85,160	-	-	-	85,160	-	-	85,160
Financial income	387,632	11,459	27,793	9,654	1,287	437,825	5,093	(4,626)	438,292
Financial expenses	(181,629)	(38,588)	(100,502)	(578)	(599)	(321,895)	(15)	4,626	(317,285)
Profit (loss) before taxes	1,131,920	266,029	(12,668)	8,605	22,221	1,416,107	(25,860)	-	1,390,248
Income tax and social contribution	(403,616)	(58,122)	(16,813)	(2,850)	(5,539)	(486,940)	817	-	(486,123)
Profit (loss) for the period	728,305	207,907	(29,482)	5,755	16,682	929,167	(25,042)	-	904,126
Purchases of PP&E and intangible assets	453,978	8,711	29,678	6,343	17,329	516,039	247	-	516,287

1st quarter 2019
Net operating revenue	5,919,870	150,791	275,219	759,156	22,410	7,127,446	-	-	7,127,446
(-) Intersegment revenues	16,356	118,669	58,970	1,113	123,227	318,335	-	(318,335)	-
Cost of electric energy	(3,877,202)	(29,200)	(53,271)	(718,769)	-	(4,678,441)	-	194,678	(4,483,763)
Operating costs and expenses	(1,079,440)	(22,290)	(88,878)	(10,838)	(109,874)	(1,311,319)	(10,844)	123,656	(1,198,506)
Depreciation and amortization	(192,004)	(29,703)	(160,580)	(520)	(5,899)	(388,707)	(15,734)	-	(404,440)
Income from electric energy service	787,581	188,267	31,460	30,143	29,863	1,067,314	(26,577)	-	1,040,736
Equity interests in subsidiaries, associates and joint ventures	-	85,775	-	-	-	85,775	-	-	85,775
Financial income	145,176	10,087	48,590	6,558	1,453	211,863	2,552	(7,820)	206,595
Financial expenses	(204,707)	(54,127)	(160,296)	(14,283)	(1,033)	(434,445)	(10)	7,820	(426,635)
Profit (loss) before taxes	728,049	230,003	(80,246)	22,418	30,284	930,508	(24,036)	-	906,472
Income tax and social contribution	(262,968)	(45,634)	(12,777)	(7,608)	(7,182)	(336,169)	55	-	(336,114)
Profit (loss) for the period	465,081	184,369	(93,023)	14,810	23,101	594,338	(23,980)	-	570,358
Purchases of PP&E and intangible assets	403,520	1,312	32,505	601	7,455	445,393	-	-	445,393

(*) Other – refer basically to assets and transactions which are not related to any of the identified segments.

(32)   RELATED PARTY TRANSACTIONS

The Company’s controlling shareholders, related party information and main transactions are disclosed in note 32 of the financial statements of December 31, 2019

The total compensation for key management personnel in the three-month period of 2020, in accordance with CVM Decision 560/2008, was R$ 20,793 (R$ 19,862 in the three-month period of 2019). This amount comprises R$ 20,210 related to short-term benefits (R$ 19,378 in the three months period of 2019) and R$ 583 (R$ 484 in the three months period of 2019) of post-employment benefits

The intercompany loan balance in the parent company, in the amount of R$ 422,392, mainly refers to the intercompany loan with subsidiary CPFL Renováveis, maturing up to July 2020 and bearing 107% of CDI interest.

Transactions with entities under common control basically refers to transmission system charge paid by the Company’s subsidiaries to the direct or indirect subsidiaries of State Grid Corporation of China.

Transactions involving controlling shareholders, entities under common control or significant influence and joint ventures:

	Consolidated
	ASSETS		LIABILITIES		INCOME		EXPENSES
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	1st quarter 2020	1st quarter 2019	1st quarter 2020	1st quarter 2019
Energy purchase and sales, and charges
Entities under common control (State Grid Corporation of China subsidiaries)	-	-	-	2,998	-	-	67,836	42,493
BAESA – Energética Barra Grande S.A.	-	3,082	5,820	6,544	4	3	15,910	4,799
Foz do Chapecó Energia S.A.	1,745	1,773	43,777	45,009	5,129	5	127,594	118,106
ENERCAN - Campos Novos Energia S.A.	1,063	1,017	61,308	62,330	3,119	2,741	92,984	85,518
EPASA - Centrais Elétricas da Paraiba	-	-	6,216	6,737	1	1	14,308	18,783

Intangible assets, property, plant and equipment, materials and service rendered
BAESA – Energética Barra Grande S.A.	167	198	-	-	632	540	-	-
Foz do Chapecó Energia S.A.	9	11	-	-	553	534	-	-
ENERCAN - Campos Novos Energia S.A.	3	2	9	-	501	484	-	-
EPASA - Centrais Elétricas da Paraíba S.A.	-	-	-	-	46	79	-	-

Dividends and interest on capital
BAESA – Energética Barra Grande S.A.	25,759	3,504	-	-	-	-	-	-
Chapecoense Geração S.A.	37,090	37,090	-	-	-	-	-	-
ENERCAN - Campos Novos Energia S.A.	59,289	59,289	-	-	-	-	-	-

Others
Instituto CPFL	-	-	-	-	-	-	994	928

(33)       RISK MANAGEMENT

Except for the changes disclosed below, the information about the risk management structure and the main risk factors that affect the Group’s business are disclosed in note 33 to the financial statements for the year ended December 31, 2019.

The Group follows operating and financial policies and strategies in order to ensure liquidity, security and profitability of its assets. These include procedures for controlling and monitoring transactions and balances of financial instruments, so as to monitor risks and interest rates compared to those observable in the market. Such potential impact, stemming from volatility of risk factors and their effects, is periodically assessed to provide support for the decision-making process in connection with the risk management strategy, which may include financial instruments and derivatives.

The financial instruments portfolio is monitored monthly, thus allowing finance results to be monitored together with their impact on cash flow.

The Group is also exposed to market risks from construction contracts of power transmission subsidiaries entered into in 2019, due to the volatility of prices of commodities and inputs, such as aluminum used in the construction phase. Pursuant to its risk management policy, risk mitigation strategies may be used to reduce such oscillations in cash flow. These risk mitigation strategies may include derivative instruments, mainly forward contracts, futures contracts and options.

The effects and disclosures in these interim financial statements, resulting from the pandemic caused by Covid-19, are described in note 1.2.

(34)   FINANCIAL INSTRUMENTS

The main financial instruments at fair value and/or the carrying amount is significantly different of the respective fair value, classified in accordance with the group´s accounting practices are:

				Consolidated
				March 31, 2020
	Note	Category / Measurement	Level (*)	Carrying amount	Fair value
Assets
Cash and cash equivalent	5	(a)	Level 2	5,569,505	5,569,505
Securities	6	(a)	Level 1	946	946
Derivatives	34	(a)	Level 2	2,444,708	2,444,708
Derivatives - Zero-cost collar	34	(a)	Level 3	421	421
Concession financial asset - distribution	11	(a)	Level 3	9,162,557	9,162,557
Total				17,178,137	17,178,137

Liabilities
Borrowings - principal and interest	18	(b)	Level 2 (***)	5,172,032	5,166,640
Borrowings - principal and interest (**)	18	(a)	Level 2	9,127,595	9,127,594
Debentures - Principal and interest	19	(b)	Level 2 (***)	7,956,800	7,615,179
Debentures - Principal and interest (**)	19	(a)	Level 2	436,768	436,768
Derivatives	34	(a)	Level 2	3,545	3,545
Total				22,696,740	22,349,726

(*) Refers to the hierarchy for fair value measurement

(**) As result of initial designation of this financial liability, the consolidated balances reported a gain of R$ 238,534 in three months period of 2020 (a loss of de R$ 11,072 in three months period of 2019).

(***) Only for disclosure purposes, in accordance with CPC 40 (R1) / IFRS 7

Key
Category / Measurement:
(a) - Measured at amortized cost
(b) - Mensured at fair value

The classification of financial instruments in “amortized cost” or “fair value through profit or loss” is based on the portfolio business model and in the characteristics of expected cash flow for each instrument.

The financial instruments for which the carrying amounts approximate the fair values, due to their nature, at the end of the reporting year are:

•      Financial assets: (i) consumers, concessionaires and licensees, (ii) leases, (iii) intercompany loans between associates, subsidiaries and parent company, (iv) receivables – CDE, (v) pledges, funds and restricted deposits, (vi) services rendered to third parties, (vii) collection agreements and (viii) sector financial asset;

•      Financial liabilities: (i) trade payables, (ii) regulatory charges, (iii) use of public asset, (iv) consumers and concessionaires, (v) FNDCT/EPE/PROCEL, (vi) collection agreement, (vii) reversal fund, (viii) payables for business combination, (ix) tariff discounts – CDE and (x) sector financial liability.

In addition, in the three months period of 2020 there were no transfers between the fair value hierarchy levels.

a)     Measurement of financial instruments

As mentioned in note 4, the fair value of a security corresponds to its maturity value (redemption value) adjusted to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest curve, in Brazilian reais.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices in an active market for identical instruments;

Level 2: Observable inputs other than quoted prices in an active market that are observable for the asset or liability, directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Instruments whose relevant factors are not observable market inputs.

Pricing of forward and futures contracts is on the basis of future curves of the underlying assets. Said curves are usually provided by the stock exchanges on which these assets are traded, or other market price providers. When price is not available for the intended maturity, it is obtained on the basis of interpolation between available maturities.

As the distribution concessionaries classified the respective concession financial assets as fair value through profit or loss, the relevant factors for fair value measurement are not publicly observable. Therefore, the fair value hierarchy classification is level 3. The movements and respective gains (losses) in profit for or loss for the three months period of 2020 are R$ 142,244  (R$ 67,264  in the three months period of 2019) and the main assumptions are described in note 11 and 27.

Additionally, the main assumptions used in the fair value measurement of the zero-cost collar derivative, the fair value hierarchy of which is Level 3, are disclosed in note 34 b.1.

The Company recognizes in “Investments in equity instruments” in the financial statements the 5.94% interest held by the indirect subsidiary Paulista Lajeado Energia S.A. in the total capital of Investco S.A. (“Investco”), in the form of 28,154,140 common shares and 18,593,070 preferred shares. As Investco’s main objective of its operations is to generate electric energy for commercialization by the shareholders holding the concession, the Company opted to recognize the investment at fair value, that is the best estimate of their cost, since there are no available recent information for the fair value calculation, according to CPC 48/IFRS 9.

b)     Derivatives

The Group has the policy of using derivatives to hedge against the risks of fluctuations in exchange and interest rates, without any speculative purposes. The Group has currency hedges in a volume compatible with the net exchange exposure, including all assets and liabilities tied to exchange rate changes.

The hedging instruments entered into by the Group are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodic adjustments. Furthermore, in 2015 the subsidiary CPFL Geração contracted a zero-cost collar derivative (see item b.1 below) derivative contract involving forward aluminum purchase with no physical delivery.

As a large part of the derivatives entered into by the subsidiaries have their terms fully aligned with the hedged debts, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, these debts were designated for the accounting recognition at fair value (notes 18 and 19). Other debts that have terms different from the derivatives contracted as a hedge continue to be recognized at amortized cost. Furthermore, the Group did not adopt hedge accounting for transactions with derivative instruments.

On September 30, 2019, in order to provide hedge for purchases of inputs used in the construction of new power transmission projects, subsidiary CPFL Geração entered into derivative contracts involving forward aluminum purchases for future financial settlement  in order to mitigate the risk arising from oscillation in prices during the period when (pure) aluminum purchases are made.

At March 31, 2020, the Group had the following swap transactions, all traded on the over-the-counter market:

	Fair values (carrying amounts)
Strategy	Assets	Liabilities	Fair value, net	Values at cost, net (1)	Gain (loss) on fair value measurement	Currency / debt index	Currency / swap index	Maturity range	Nocional

Derivatives to hedge debts designated at fair value
Exchange rate hedge
Bank Loans - Law 4.131	2,009,652	-	2,009,652	1,812,140	197,513	US$ + (Libor 3 months + 0.87% to 1.41%) or (1.83% to 3.66%)	99.80% to 116% of CDI or CDI + 0.12% to 0,90%	September/18 to March/25	5,345,659
Bank Loans - Law 4.131	349,106	-	349,106	353,452	(4,345)	Euro + 0.43% to 0.96%	103.5% to 105.8% of CDI or CDI +0.58% to 0.83%	May/21 to March/25	1,789,270

	2,358,759	-	2,358,759	2,165,591	193,167

Hedge variation price index
Debentures	78,715	-	78,715	24,475	54,240	IPCA + 5.8%	104.3% of CDI	August/24 to August/25	416,600

Subtotal debt hedge	2,437,473	-	2,437,473	2,190,066	247,407

Other (2)						Currency / debt index	Maturity range	Notional in US$
Zero cost collar	424	(3)	421	-	421	US$	July/18 a september/20	22,174
Commodity forward contract (aluminum)	-	(3,542)	(3,542)	-	(3,542)	aluminum (US$/ton)	July/20	3,889
NDF - Aluminum	7,232	-	7,232	7,042	190	US$	July/20	6,296
Subtotal other	7,656	(3,545)	4,111	7,042	(2,931)

Total	2,445,129	(3,545)	2,441,584	2,197,109	244,475

Current	696,721	(3,545)
Noncurrent	1,748,408	-

For further details on terms and information on debts and debentures, see notes 18 and 19

(1)The value at cost are the derivative amount without the respective fair value measurement, while the notional refers to the balance of the debt and is reduced according to the respective amortization;

(2) Due to the characteristics of this derivativesthe notional amount is presented in U.S. dollar.

Changes in derivatives are stated below:

	Consolidated - CPFL Energia
	At December 31, 2019	Exchange rate and monetary adjustments, and fair value measurement	Settlement	At March 31, 2020
Derivatives
Debts designed at fair value	515,591	1,787,902	(113,427)	2,190,066
Other	52	6,990	-	7,042
Fair value measurement (*)	99,893	144,583	-	244,475
Total	615,536	1,939,476	(113,427)	2,441,584

(*)The effects on the profit or loss and comprehensive income of 2020 related to the fair value adjustments (MTM) of the derivatives are: (i) gains of R$ 152,709 for the debts designated at fair value and (ii) losses of R$ 8,127 for other derivatives.

As mentioned above, certain subsidiaries elected to fair value measurement debts for which they have fully debt-related derivatives instruments (note 18 and 19).

The Group has recognized gains and losses on their derivatives. However, as these derivatives are used as a hedging instrument, these gains and losses minimized the impacts of fluctuations in exchange and interest rates on the hedged debts. For the nine months period ended at September 30, 2019 and 2018, the derivatives generated the following impacts on the consolidated profit or loss, recognized in the line item of Finance costs on monetary adjustment and exchange rate changes and in the consolidated comprehensive income in the credit risk in the fair value measurement related to debts at fair value:

	Gain (Loss)		Gain (Loss) in Comprehensive Income
Hedged risk / transaction	2020	2019	2020
	1st quarter	1st quarter	1st quarter
Interest rate variation	6,800	4,823	-
Fair Value Measurement	(21,877)	8,884	5,599
Exchange variation	1,788,093	77,269	-
Fair Value Measurement	161,086	5,456	(226)
Total	1,934,102	96,434	5,373

b.1) Zero-cost collar derivative transactions entered into by CPFL Geração

In 2015, the subsidiary CPFL Geração entered into a transaction involving put options and call options in US$, both having the same institution as counterpart, and that combined are featured as a transaction usually known as zero-cost collar. Entering into this transaction does not have any speculative purpose, in as much as it is aimed at minimizing any negative impacts on future revenue of the joint venture ENERCAN, which has electric energy sale agreements with annual adjustment of part of the tariff based on the dollar variation. In addition, according to Management’s view, the scenario in 2015 was favorable to enter into this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there is no initial cost for this type of transaction.

The total amount contracted was US$ 111,817 thousand, with due dates between October 1, 2015 and September 30, 2020. At March 31, 2020, the total amount contracted was US$ 22,174, thousand, considering the options already settled until this date. The strike prices of the dollar options vary from R$ 4.20 to R$ 4.40 for put options and from R$ 5.40 to R$ 7.50 for call options.

These options were measured at fair value in a recurring manner, as required by IFRS 9 /CPC 48. The fair value of the options that are part of this transaction was calculated based on the following assumptions:

Valuation technique(s) and key information

We used the Black Scholes Option Pricing Model, which aims to obtain the fair price of the options involving the following variables: value of the asset, strike price of the option, interest rate, term and volatility.

Significant unobservable inputs	Volatility determined based on the average market pricing calculations, future dollar and other variables applicable to this specific transaction, with average variation of 16.85%.
Relationship between unobservable inputs and fair value (sensitivity)

A slight rise in long-term volatility, analyzed separately, would result in an insignificant increase in fair value. If the volatility were 10% higher and all the other variables remained constant, the net carrying amount (asset) would increase by R$ 64, resulting in a net asset of R$ 485.

The following table reconciles the opening and closing balances of the call and put options for the nine months period ended March 31, 2020, as required by IFRS 13/CPC 46:

	Consolidated
	Asset	Liability	Net
At December 31, 2019	5,419	-	5,419
Measurement at fair value	(4,995)	(3)	(4,998)
Net cash received from settlement of flows		-	-
At March 31, 2020	424	(3)	421

The fair value measurement of these financial instruments was recognized as finance income (expense) of the period, and no effects were recognized in other comprehensive income.

c)     Concession financial assets - distribution

As the distribution subsidiaries have classified the respective financial assets of the concession as measured at fair value through profit or loss, the relevant factors to measure the fair value are not publicly observable and there is no active market. Therefore, the classification of the fair value hierarchy is level 3.

d)     Market risk

Market risk is the risk that changes in market prices – e.g. foreign exchange rates and interest rates – will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. The Group uses derivatives to manage market risks.

e)     Sensitivity analysis

The Group performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising changes in exchange and interest rates.

When the risk exposure is considered asset, the risk to be taken into account is a reduction in the pegged indexes, due to a consequent negative impact on the Group’s profit or loss. Similarly, if the risk exposure is considered liability, the risk is of an increase in the pegged indexes and the consequent negative effect on the profit or loss. The Group therefore quantify the risks in terms of the net exposure of the variables (dollar, euro, CDI, IGP-M, IPCA, TJLP and SELIC), as shown below:

e.1)  Exchange rates variation

Considering that the net exchange rate exposure at March 31, 2020 is maintained, the simulation of the effects by type of financial instrument for three different scenarios would be:

	Consolidated
				Income (expense)
Instruments	Exposure (a)		Risk	Currency depreciation (b)	Currency appreciation of 25%(c)	Currency appreciation of 50%(c)
Financial liability instruments	(7,100,099)			(232,996)	1,600,278	3,433,551
Derivatives - Plain Vanilla Swap	7,448,263			244,421	(1,678,750)	(3,601,921)
	348,164		drop in the dolar	11,425	(78,472)	(168,370)

Financial liability instruments	(2,027,498)			(73,574)	451,694	976,962
Derivatives - Plain Vanilla Swap	2,167,690			78,661	(482,927)	(1,044,514)
	140,192		drop in the euro	5,087	(31,233)	(67,552)

Total	488,356			16,512	(109,705)	(235,922)

Effects in the accumulated comprehensive income				4,701	(31,396)	(67,493)
Effects in the income of the period				11,811	(78,309)	(168,429)

				Income (expense) on result
Instruments	Exposure (a) US$ thousand		Risk	Currency depreciation (b)	Currency depreciation of 25% (c)	Currency depreciation of 50% (c)
Derivatives - zero-cost collar	22,174	(d)	raise of dollarr	(155)	(1,377)	(2,598)
Commodity forward contract (aluminum)	3,889	(d)	drop in aluminum (US$/ton)	(56)	(2,337)	(2,511)
NDF Dollar	6,296	(d)	drop in the dolar	-	(8,246)	(16,493)

(a) The exchange rate considered at 03/31/2020 was R$ 5.20 per US$ 1.00 and R$ 5.73 per €$ 1.00.

(b) As per the exchange rate curves obtained from information made available by B3 S.A., with the exchange rate being considered at R$ 5.37 and 5.93, and the currency depreciation at 3.28% and 3.63% for US$ and €$, respectively at 03/31/2020.

(c) As required by CVM Instruction No. 475/2008, the percentage increases in the ratios applied refer to the information made available by the B3 S.A..

(d) Owing to the characteristics of these derivatives, the notional amount is presented in US$.

Except for zero-cost collar derivative and commodity forward contract, as the net exchange exposure of the dollar and the euro for the other derivative instruments is an asset, the risk is a drop in the dollar, and the euro, therefore, the exchange rate is appreciated by 25% and 50% in relation to the probable exchange rate.

e.2) Interest rates variation

Assuming that the scenario of net exposure of the financial instruments indexed to floating interest rates at March 31, 2020 is maintained, the net finance cost for the next 12 months for each of the three scenarios defined, would be:

	Consolidated
			Income (expense)
Instruments	Exposure R$ thousand	Risk	Rate in the period	Likely scenario rate (a)	Likely scenario	Raising/Drop index by 25% (b)	Raising/Drop index by 50% (b)
Financial asset instruments	6,019,221				199,236	249,045	298,854
Financial liability instruments	(6,385,794)				(211,370)	(264,212)	(317,055)
Derivatives - Plain Vanilla Swap	(7,671,842)				(253,938)	(317,422)	(380,907)
	(8,038,415)	CDI apprec.	5.42%	3.31%	(266,072)	(332,589)	(399,108)

Financial liability instruments	(145,650)				(5,039)	(6,299)	(7,559)
	(145,650)	IGP-M apprec.	6.81%	3.46%	(5,039)	(6,299)	(7,559)

Financial liability instruments	(3,054,278)				(150,881)	(188,602)	(226,322)
	(3,054,278)	TJLP apprec.	5.72%	4.94%	(150,881)	(188,602)	(226,322)

Financial liability instruments	(3,395,238)				(41,082)	(30,812)	(20,541)
Derivatives - Plain Vanilla Swap	493,362				5,970	4,477	2,985
Concession financial asset	9,162,557				110,867	83,150	55,433
	6,260,681	drop in the IPCA	3.30%	1.21%	75,755	56,815	37,877

Setorial financial assets and liabilities	538,026				17,809	13,356	8,904
Financial instruments - liabilities	(74,271)				(2,458)	(1,844)	(1,229)
	463,755	drop in the SELIC	5.42%	3.31%	15,351	11,512	7,675

Total	(4,513,907)				(330,886)	(459,163)	(587,437)

Effects on the comprehensive income					980	882	784
Effects on the net profit					(331,866)	(460,045)	(588,221)

(a) The indexes were obtained from information available in the market.
(b) As required by CVM Instruction number 475/2008, the percentages of increase were applied to the indexes in the probable scenario.

Additionally, the debts exposed to pre-fixed indexes would generate an expense of R$ 47,750.

f)      Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from Consumers, Concessionaires and Licensees and financial instruments. Monthly, the risk is monitored and classified according to the current exposure, considering the limit approved by Management.

Impairment losses on financial assets recognized in profit or loss are presented in note 7 – Consumers, Concessionaires and Licensees.

Consumers, Concessionaries and Licensees

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, Management also considers the factors that may influence the credit risk.

The Group uses a provision matrix to measure the expected credit losses of trade receivables according to the consumer class (Residential, Commercial, Rural, Public Power, Public Lighting, Public Services), Other Revenues and Unbilled Revenue, comprising mostly a large number of dispersed balances.

Loss rates are based on actual credit loss experience over the past.

These rates reflect differences between economic conditions during the period over which the historical data have been collected, current conditions and the Group’s view of future economic conditions over the expected lives of the receivables. Accordingly, an “adjusted” revenue was calculated, reflecting the Group perception on expected loss. Such “adjusted” revenue was allocated by consumption class (matrix) according to the interval currently used in the allowance guided by the regulatory parameters as follows:

Class	Days	Period
Residential	90	Revenue of 3 months prior to the current month
Commercial and other revenues	180	Revenue of 6 months prior to the current month
Industrial, rural, public power in general	360	Revenue of 12 months prior to the current month
Unbilled	-	Uses revenue of the same month

Therefore, based on the assumptions above, an “Adjusted” ratio of the expected credit losses (“ECL”) allowance for the month is calculated, which was determined dividing the “Actual ECL” allowance by the “Adjusted Revenue” for each month. Then, the ECL allowance is estimated monthly, considering the respective moving average for the months of the "Adjusted” monthly ratios and calculated to the actual revenue for the current month.

Based on this criterion, the ECL allowance percentage to be applied is changed monthly to the extent that the moving average is calculated.

The methodology used by Management includes a percentage that is compliant with the IFRS rule described as expected credit losses, including in a single percentage the probability of loss, weighted by the expected loss and possible outcomes, that is, including Probability of default (“PD”), Exposure at default (“EAD”) and Loss Given Default (“LGD”).

Macroeconomic factors

After studies developed by the Company to assess which variables present a correlation ratio with the actual amount of Expected Credit Losses Allowance, no ratios or macroeconomic factors that would have material impacts or that had direct correlation with the default level were identified, due to the electric sector characteristic of having instruments that mitigate the risk of losses, such as cutting energy supply to default customers.

Cash and cash equivalents and Marketable securities

The Group limits its exposure to credit risk by investing only in liquid debt securities and only with counterparties that have a credit rating of at least AA-.

The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Management did not identify for the quarter ended March 31, 2020 and the year ended December 31, 2019 that the securities had a significantly change in credit risk.

Derivatives

The Group adopts a policy of using derivatives with the purpose of hedge (economic hedge) against the risks of fluctuations in exchange rates and interest rates, mostly comprising currency and interest rate swaps. The derivative transactions are entered into with first-tier banks and financial institutions with a rating of at least AA-, based on the main credit rating agencies in the market (note 34). Management has not identified for the period of 2019 and the year 2018 that the derivative financial assets had a significant impairment using the criterion of expected losses.

The Group adopts a policy of providing financial guarantees for the obligations of its subsidiaries and joint ventures. At March 31, 2020 and December 31, 2019, the Company had provided guarantees to certain financial institutions with respect to the credit lines granted to its subsidiaries and joint ventures, as presented in notes 18 and 19.

The effects and disclosures in these interim financial statements, resulting from the pandemic caused by Covid-19, are described in note 1.2.

(35)   NON-CASH TRANSACTIONS

	Consolidated
	March 31, 2020	March 31, 2019
Transactions resulting from business combinations
Capital increase in investees with advance for future capital increase	-	43
Interest capitalized	5,862	5,589
Provision of socio environmental costs capitalized in property, plant and equipment	-	15,906
Transfer between fixed assets and others assets	-	167

(36)   EVENTS AFTER THE REPORTING PERIOD

36.1 Annual Tariff Adjustment  ("RTA") - subsidiary CPFL Paulista

On April 8, 2020, ANEEL published Homologatory Resolution (“REH”) No. 2,670/2020, relating to the annual tariff adjustment - RTA, which set the average adjustment of the subsidiary's tariffs at 14.90%, of which 6.09% related to the economic tariff adjustment and 8.80% related to financial components. The total average effect for consumers is 6.05%.

As the tariff adjustment was suspended until June 30, 2020, in the context of the public health emergency of international importance due to the coronavirus pandemic (COVID-19), the current tariffs published by REH No. 2,526/2019 continue being applied in the meantime.

ANEEL recognized the subsidiary's right to an amount referring to the non-collection of additional tariff revenue in the period, authorizing the subsidiary to make, in 3 (three) equal installments, a deduction proportional to the period of suspension from the payment of the monthly CDE quotas to CCEE for the months of April, May and June 2020.

The financial recomposition of the sectorial fund by the subsidiary will occur in 6 (six) equal and monthly installments as from July 2020, adjusted by SELIC interest.

36.2 Borrowings  raised

In April 2020 the subsidiary CPFL Paulista raised borrowings amounting to R$ 566,000, with payment of the interest on a quarterly basis and of the principal in a lump sum in April 2023. The financial charges and effective interest correspond to Euro + 0.76% p.a., with the effective rate equivalent to CDI (interbank deposit certificate) derivative + 1.1% p.a. The proceeds will be used for working capital.

In April 2020 the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Jaguari and RGE Sul,  contracted new borrowings with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) amounting R$ 3,470,000 wich will be raised until June 2023. The annual interest is IPCA + 4.27%, with payment of interest on a quarterly basis  until June 2023 and monthly with the principal until April 2040.

BOARD OF DIRECTORS

Bo Wen

Chairman

Shirong Lyu

Vice Chairman

Yan Qu	Marcelo Amaral Moraes
Yumeng Zhao	Anselmo Henrique Seto Leal
Gustavo Estrella	Hong Li
Antonio Kandir

Directors

EXECUTIVE BOARD

GUSTAVO ESTRELLA

Chief Executive Officer

SHIRONG LYU	GUSTAVO PINTO GACHINEIRO
Senior Executive Vice President, holding also the	Legal and Institutional Relations Vice President
function of
Strategy, Innovation and Business Excellence	FLÁVIO HENRIQUE RIBEIRO
Vice President	Business Management Vice President

YUMENG ZHAO	LUIS HENRIQUE FERREIRA PINTO
Executive Vice President	Regulated Operations Vice President

YUEHUI PAN	KARIN REGINA LUCHESI
Chief Financial Executive Officer and Investor	Market Operations Vice President
Relations Officer
VITOR FAGALI
Business Development Vice President

ACCOUNTING DIVISION

SERGIO LUIS FELICE

Accounting Director

CT CRC 1SP192767/O-6

OTHER RELEVANT INFORMATION

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, at March 31, 2020:

Shareholders	Common shares	Interest - %
State Grid Brazil Power Participações S.A.	730,435,698	63.39
ESC Energia S.A.	234,086,204	20.32
Other shareholders	187,732,538	16.29
Total	1,152,254,440	100.00

Quantity and characteristic of secutiries held by directly or indirectly Controlling Shareholders, Executive Officers, Board of Directors, Fiscal Council and Free Float, at March 31, 2020 and December 31, 2019:

	March 31, 2020		December 31, 2018
Shareholders	Common shares	Interest - %	Common shares	Interest - %
Controlling shareholders	964,521,902	83.71	964,521,902	83.71
Administrator	-	-	-	-
Members of the Executive Officers	189	0.00	189	0.00
Members of the Board of Directors	-	-	-	-
Fiscal Council Members	-	-	-	-
Other shareholders	187,732,349	16.29	187,732,349	16.29
Total	1,152,254,440	100.00	1,152,254,440	100.00
Outstanding shares - free float	187,732,349	16.29	187,732,349	16.29

The Company is bound to arbitration by the Market Arbitration Chamber, according to the Commitment Clause in Article 44 of the Company's Bylaws.

SHAREHOLDING STRUCTURE									3rd quarter of 2019
CPFL ENERGIA S/A									Per units shares		Date of last change
#	1 - SHAREHOLDERS OF THE COMPANY	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		964,521,902	83.71%	100.00%	-	0.00%	0.00%	964,521,902	83.71%
1.1	Esc Energia S.A.	15.146.011/0001-51	234,086,204	20.32%	100.00%	-	0.00%	0.00%	234,086,204	20.32%	June 27, 2019
1.2	State Grid Brazil Power Participações S.A.	26.002.119/0001-97	730,435,698	63.39%	100.00%	-	0.00%	0.00%	730,435,698	63.39%	June 27, 2019
	Noncontrolling shareholders		187,732,538	16.29%	100.00%	-	0.00%	0.00%	187,732,538	16.29%
1.3	Board of Directors members	07.341.926/001-90	-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%	June 27, 2019
1.4	Executive Office members		189	0.00%	100.00%	-	0.00%	0.00%	189	0.00%	June 27, 2019
1.5	Other shareholders		187,732,349	16.29%	100.00%	-	0.00%	0.00%	187,732,349	16.29%
	Total		1,152,254,440	100.00%	100.00%	-	0.00%	0.00%	1,152,254,440	100.00%
	2 - Entity: 1.1 Esc Energia S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
1.1.1	State Grid Brazil Power Participações S.A.	26.002.119/0001-97	1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%	January 23, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1,042,392,615	100.00%	100.00%	-	0.00%	0.00%	1,042,392,615	100.00%
	3 - Entity: 1.2 State Grid Brazil Power Participações S.A.	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		29,165,194,229	100.00%	100.00%	-	0.00%	0.00%	29,165,194,229	100.00%
1.2.1	International Grid Holdings Limited		29,165,194,229	100.00%	100.00%	-	0.00%	0.00%	29,165,194,229	100.00%	August 14, 2018
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2	Top View Grid Investment Limited		1	0.00%	100.00%	-	0.00%	0.00%	1	0.00%	March 28, 2017
1.2.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		29,165,194,229	100.00%	100.00%	-	0.00%	0.00%	29,165,194,229	100.00%
	4 - Entity: 1.2.1 International Grid Holdings Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.1.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	5 - Entity: 1.2.2 Top View Grid Investment Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
1.2.2.1	State Grid International Development Limited		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		1	100.00%	100.00%	-	0.00%	0.00%	1	100.00%
	6 - Entity: 1.2.1.1 State Grid International Development Limited	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%
1.2.1.1.1	State Grid International Development Co., Ltd		21,429,327,845	100.00%	100.00%	-	0.00%	0.00%	21,429,327,845	21.32%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%
1.2.1.1.2	State Grid Overseas Investment Ltd		-	0.00%	0.00%	79,091,019,116	100.00%	100.00%	79,091,019,116	78.68%	July 31, 2017
1.2.1.1.3	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		21,429,327,845	100.00%	21.32%	79,091,019,116	100.00%	78.68%	100,520,346,961	100.00%
	7 - Entity: 1.2.1.1.1 State Grid International Development Co., Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
1.2.1.1.1.1	State Grid Corporation of China		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.1.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		7,131,288,000	100.00%	100.00%	-	0.00%	0.00%	7,131,288,000	100.00%
	8 - Entity: 1.2.1.1.2 State Grid Overseas Investment Ltd	CNPJ or CPF	Quotes/common shares	%	% Total	Preferred shares	%	% Total	TOTAL	% Total
	Controlling shareholders		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%
1.2.1.1.2.1	State Grid Corporation of China		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%	July 31, 2017
	Noncontrolling shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
1.2.1.1.2.2	Other shareholders		-	0.00%	0.00%	-	0.00%	0.00%	-	0.00%
	Total		100	100.00%	100.00%	-	0.00%	0.00%	100	100.00%

INDEPENDENT AUDITORS' REPORT

KPMG Auditores Independentes

Av. Coronel Silva Telles, 977 - 10º andar, Conjuntos 111 e 112 - Cambuí

Edifício Dahruj Tower

13024-001 - Campinas/SP – Brasil

Caixa Postal 737 - CEP 13012-970 - Campinas/SP - Brasil

Telefone +55 (19) 3198-6000

www.kpmg.com.br

Report on Review of interim Financial Information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with CPC 21(R1) and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board – (IASB), and in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information (ITR))

To the Board Directors and Shareholders of

CPFL Energia S.A.

Campinas - SP

Introduction

We have reviewed the individual and consolidated interim financial information of CPFL Energia S.A. (“the Company”), included in the Quarterly Information Form (ITR), for the quarter ended March 31, 2020, which comprises the statement of financial position as of March 31, 2020 and the respective statements of profit or loss, other comprehensive income, changes in shareholders´ equity and cash flows for the three-month period then ended, comprising the explanatory footnotes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with CPC 21(R1) and International Standard IAS 34 - Interim Financial Reporting, issued by International Accounting Standards Board – (IASB), and for presentation of these interim financial information in accordance with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and International Standard on review engagements (NBC TR 2410 - Review of Interim Financial Information performed by the Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of the Quarterly Information - ITR and presented in accordance with the rules issued by Brazilian Securities and Exchange Commission - CVM.

Other matters - Statements of Value Added

The quarterly information referred to above include the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2020, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures followed together with the review of the Company's interim financial information, in order to form our conclusion whether they are reconciled to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the statements of value added were not prepared, in all material respects, in accordance with the criteria set on that Standard and consistently with the individual and consolidated interim financial information taken as a whole.

Campinas, May 12, 2020.

KPMG Auditores Independentes

CRC 2SP014428/O-6

(Original in Portuguese signed by)

Marcio José dos Santos

Accountant CRC 1SP252906/O-0

Management declaration on financial statements

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 - Campinas - SP -  Brazil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)     they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the financial statements of CPFL Energia of March 31, 2020;

b)     they have reviewed and discussed, and agree with, the financial statements of CPFL Energia of March 31, 2020;

Campinas, May 11, 2020.

__________________________________ GUSTAVO ESTRELLA Chief Executive Officer
__________________________________ YUEHUI PAN Financial and Investor Relations Vice-President

85

Management declaration on independent auditor´s report

In compliance with the provisions in items V and VI of article 25 of the Brazilian Securities & Exchange Commission (CVM) Instruction No. 480, of December 7, 2009, as amended by CVM Instruction No. 586, of June 8, 2017, the chief executive officers and the officers of CPFL Energia S.A, a publicly traded company, with its registered office at Rua Jorge Figueiredo Corrêa, nº 1.632, Jardim Professora Tarcília, CEP 13087-397 - Campinas - SP -  Brazil, enrolled with the National Register of Legal Entities (CNPJ ) under No. 02.429.144/0001-93, hereby stated that:

a)         they have reviewed and discussed, and agree with, the opinions expressed in the opinion of KPMG Auditores Independentes on the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended March 31, 2020;

b)         they have reviewed and discussed, and agree with, the interim financial statements (Quarterly Information – ITR) of CPFL Energia for the period ended March 31, 2020;

__________________________________

GUSTAVO ESTRELLA

Chief Executive Officer

__________________________________

YUEHUI PAN

Financial and Investor Relations Vice-President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 11, 2020

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.